As filed with the Securities and Exchange Commission on November 4, 1997
                                                      Registration No. 333-38913

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 1
                                     to the
                             REGISTRATION STATEMENT
                                       on
                                    Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:      DELAWARE-VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14

B.  Name of depositor:        DELAWARE MANAGEMENT COMPANY, INC.

C. Complete address of depositor's principal executive offices:

                        DELAWARE MANAGEMENT COMPANY, INC.
                               One Commerce Square
                        Philadelphia, Pennsylvania 19103

D. Name and complete address of agent for service:

                                                               Copy to:
     George M. Chamberlain, Jr.                               MARK J. KNEEDY
  Delaware Management Company, Inc.                      c/o Chapman and Cutler
         One Commerce Square                             111 West Monroe Street
  Philadelphia, Pennsylvania  19103                     Chicago, Illinois  60603

                         CALCULATION OF REGISTRATION FEE

    Title and amount of                                                Proposed maximum            Amount of
securities being registered                                           aggregate offering       registration fee
                                                                           price
 Delaware-Voyageur Unit        An indefinite number of                   Indefinite                  $0.00
Investment Trust, Series 14    Units of Beneficial Interest
                               pursuant to Rule 24f-2 under
                               the Investment Company Act of 1940


E. Approximate date of proposed sale to public:

         As soon as practicable after the effective date of the Registration Statement.

/ X :/ Check box if it is proposed that this filing will become effective on November 4, 1997 at 2:00 P.M. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

               DELAWARE-VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14

                             ----------------------

                              Cross-Reference Sheet

                 (Form N-8B-2 Items required by Instructions as
                         to the Prospectus in Form S-6)

                                    Form N-8B-2                                                      Form S-6
                                    Item Number                                               Heading in Prospectus

                     I. Organization and General Information

    1.      (a)  Name of Trust                                                        }  Prospectus front cover
    2.      (b)  Title of securities issued.........................................  }  Summary of Essential Financial
                                                                                      }       Information
    3.      Name and address of each depositor......................................  }  Trust Administration
    4.      Name and address of Trustee.............................................  }  Trust Administration
    5.      State of organization of Trust..........................................  }  The Trust
    6.      Execution and termination of Trust agreement............................  }  Trust Administration
    7.      Changes of name.........................................................  }  The Trust; Trust Administration
    8.      Fiscal year.............................................................  }       *
    9.      Litigation..............................................................  }       *

                    II. General Description of the Trust and
                             Securities of the Trust

   10.      (a)  Registered of bearer securities....................................  }  Rights of Unitholders
            (b)  Cumulative or distributive securities..............................  }  Rights of Unitholders; The Trust
                                                                                      }
            (c)  Redemption.........................................................  }  Rights of Unitholders
            (d)  Conversion, transfer, etc..........................................  }  Rights of Unitholders
            (e)  Periodic payment plan..............................................  }        *
            (f)  Voting rights......................................................  }  Rights of Unitholders
            (g)  Notice of Unit holders.............................................  }  Trust Administration
            (h)  Consents required..................................................  }  Rights of Unit holders;
                                                                                              Trust Administration
                                                                                      }
            (i)  Other provisions...................................................  }  Taxation
   11.      Type of securities comprising units.....................................  }  The Trust
   12.      Certain information regarding periodic payment certificates               }        *
                                                                                      }
   13.      (a)  Load, fees, expenses, etc..........................................  }  Trust Operating Expenses
            (b)  Certain information regarding periodic payment certificates........  }        *
                                                                                      }

            (c)  Certain percentages................................................  }  Summary of Essential Financial
                                                                                      }      Information; Public Offering
            (d)  Certain other fees, etc. payable by holders........................  }  Rights of Unitholders
            (e)  Certain profits receivable by depositor,
                      principal, underwriters, writers, Trustee or
                      affiliated person.............................................  }  Trust Operating Expenses;
                                                                                      }       Public Offering
            (f)  Ratio of annual charges to income..................................  }        *

                                                                                      }  The Trust
   14.      Issuance of Trust's securities..........................................  }  Rights of Unitholders
   15.      Receipt and handling of payments from purchasers........................  }        *
   16.      Acquisition and disposition of underlying                                 }  The Trust; Objectives and Securities
                  securities........................................................  }       Selection; Trust Administration;
                                                                                      }       Public Offering
   17.      Withdrawal or redemption................................................  }  Rights of Unitholders; Public Offering
                                                                                      }
   18.      (a)  Receipt, custody and disposition of income.........................  }  Rights of Unitholders
            (b)  Reinvestment of distributions......................................  }  Rights of Unitholders
            (c)  Reserves or special Trusts.........................................  }  Trust Operating Expenses
            (d)  Schedule of distributions..........................................  }        *

   19.      Records, accounts and reports...........................................  }  Rights of Unitholders;
                                                                                      }       Trust Administration
   20.      Certain miscellaneous provisions of Trust agreement
            (a)  Amendment..........................................................  }  Trust Administration
            (b)  Termination........................................................  }        *
            (c)  and (d) Trustee, removal and successor.............................  }  Trust Administration
            (e) and (f) Depositor, removal and successor............................  }  Trust Administration
   21.      Loans to security holders                                                 }        *
   22.      Limitations on liability................................................  }  Trust Administration
   23.      Bonding arrangements....................................................  }        *
   24.      Other material provisions of Trust agreement............................  }        *

                        III. Organization, Personnel and
                         Affiliated Persons of Depositor

   25.      Organization of depositor...............................................  }  Trust Administration
   26.      Fees received by depositor..............................................  }  See Items 13(a) and 13(e)
   27.      Business of depositor...................................................  }  Trust Administration
   28.      Certain information as to officials and
                  affiliated persons of depositor...................................  }  Trust Administration
   29.      Voting securities of depositor..........................................  }        *
   30.      Persons controlling depositor...........................................  }        *


   31.      Payment by depositor for certain services
                  rendered to Trust.................................................  }        *
   32.      Payment by depositor for certain other services
                  rendered to Trust.................................................  }        *
   33.      Remuneration of employees of depositor
                  for certain services rendered to Trust............................  }        *
   34.      Remuneration of other persons for certain
                  services rendered to Trust........................................  }        *

                         IV. Distribution and Redemption

   35.      Distribution of Trust's securities by states............................  }  Public Offering
   36.      Suspension of sales of Trust's securities...............................  }        *
   37.      Revocation of authority to distribute...................................  }        *
   38.      (a)  Method of Distribution.............................................  }  Public Offering
            (b)  Underwriting Agreements............................................  }  Underwriting
            (c)  Selling Agreements.................................................  }  Public Offering
   39.      (a)  Organization of principal underwriters.............................  }  Trust Administration
            (b)  N.A.S.D. membership of principal underwriters......................  }        *
   40.      Certain fees received by principal underwriters.........................  }  See Items 13(a) and 13(e)
   41.      (a)  Business of principal underwriters.................................  }  Trust Administration
            (b)  Branch offices of principal underwriters...........................  }        *
            (c)  Salesmen of principal underwriters.................................  }        *
   42.      Ownership of Trust's securities by certain persons......................  }        *
   43.      Certain brokerage commissions received by
                  principal underwriters............................................  }  Public Offering
   44.      (a)  Method of valuation................................................  }  Public Offering
            (b)  Schedule as to offering price......................................  }        *
            (c)  Variation in offering price to certain persons.....................  }  Public Offering
   45.      Suspension of redemption rights.........................................  }  Rights of Unitholders
   46.      (a)  Redemption valuation...............................................  }  Public Offering
            (b)  Schedule as to redemption price....................................  }        *
   47.      Maintenance of position in underlying securities........................  }  Public Offering
                                                                                      }  Rights of Unitholders

                      V. Information Concerning the Trustee
                                  or Custodian

   48.      Organization and regulation of Trustee..................................  }  Trust Administration
   49.      Fees and expenses of Trustee............................................  }  Trust Operating Expenses
   50.      Trustee's lien..........................................................  }        *

                     VI. Information Concerning Insurance of
                              Holders of Securities

   51.      Insurance of holders of Trust's securities..............................  }  Cover Page; Trust Operating Expenses
                                                                                      }

                            VII. Policy of Registrant

   52.      (a)  Provisions of Trust agreement with respect
                  to selection or elimination.......................................  }  The Trust; Trust Administration
            (b)  Transactions involving elimination of
                  underlying securities.............................................  }        *
            (c)  Policy regarding substitution or elimination                            The Trust; Trust Administration
                  of underlying securities..........................................  }
            (d)  Fundamental policy not otherwise covered...........................  }        *
   53.      Tax status of Trust.....................................................  }  Taxation

                   VIII. Financial and Statistical Information

   54.      Trust's securities during last ten years................................  }        *
   55.-58.  Certain information regarding periodic payment
                  certificates......................................................  }        *
   59.      Financial statements (Instruction 1(c) to Form S-6).....................  }        *


-------------
*Inapplicable, answer negative or not required.

              DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14
                        POWER FIVE EQUITY TRUST, SERIES 2
                        POWER TEN EQUITY TRUST, SERIES 2
                     ILLINOIS BIG TEN EQUITY TRUST, SERIES 8
                    MINNESOTA BIG TEN EQUITY TRUST, SERIES 9
                     MISSOURI BIG TEN EQUITY TRUST, SERIES 8
                       PACIFIC TEN EQUITY TRUST, SERIES 4

================================================================================

         THE TRUSTS. Delaware - Voyageur Unit Investment Trust, Series 14 (the "Fund") is comprised of the six underlying unit investment trusts set forth above. Power Five Equity Trust, Series 2 (the "Power Five Trust") offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average (the "DJIA") that have the highest dividend yield as of October 31, 1997 (the "Stock Selection Date"). Power Ten Equity Trust, Series 2 (the "Power Ten Trust") offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten companies in the DJIA that have the highest dividend yield as of the Stock Selection Date. Illinois Big Ten Equity Trust, Series 8 (the "Illinois Big Ten Trust"), Minnesota Big Ten Equity Trust, Series 9 (the "Minnesota Big Ten Trust"), and Missouri Big Ten Equity Trust, Series 8 (the "Missouri Big Ten Trust") each offer investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten highest dividend yielding companies as of the Stock Selection Date which (a) have their principal operations located in the State of Illinois, Minnesota or Missouri, respectively, and (b) have a market capitalization in excess of $250 million. Pacific Ten Equity Trust, Series 4 (the "Pacific Ten Trust") offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten largest companies based on market capitalization as of the Stock Selection Date which have their principal operations located in the States of California, Oregon or Washington. Each Trust is restricted in purchasing certain types and amounts of securities as described under "Objectives and Securities Selection." Collectively, the various trusts are sometimes referred to herein as the "Trusts" and the common stocks selected for inclusion in the Trusts are referred to herein as the "Securities."

================================================================================

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        Delaware Management Company, Inc.

                 The date of this Prospectus is November 4, 1997

         OBJECTIVE OF THE TRUSTS. The objective of each of the Trusts is to provide an above average total return through a combination of potential capital appreciation and dividend income. While the objective of the Trusts is the same, each Trust follows a different investment strategy in order to achieve its stated objective. See "Schedule of Investments" for each Trust and "Objectives and Securities Selection." There is, of course, no guarantee that the objective of the Trusts will be achieved.

         PUBLIC OFFERING PRICE. The Public Offering Price per Unit for each of the Trusts is equal to the aggregate underlying value of the Securities in a Trust plus or minus cash, if any, in the Capital and Income Accounts of such Trust, divided by the number of Units of that Trust outstanding, plus an initial sales charge equal to the difference between the maximum total sales charge for that Trust of 4.50% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.350 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit, payable on the first day of each month, over the period commencing January, 1998 through November, 1998 (the "First Year Deferred Period") and again over the period commencing January, 1999 through November, 1999 (the "Second Year Deferred Period"). Unitholders who elect to roll their Units into a new Series of the Trusts during the Interim Special Redemption Period (as described under "Special Redemption and Rollover in a New Fund") or Unitholders who sell or redeem their Units at or before the end of the Interim Special Redemption Period will not be assessed a deferred sales charge for the Second Year Deferred Period. The monthly amount of the deferred sales charge will accrue on a daily basis, beginning the 1st day of the month preceding a deferred sales charge payment date. For example, Unitholders of record on the Initial Date of Deposit will pay an initial sales charge of 1.0% of the Public Offering Price and will be subject to a deferred sales charge of 3.5% of the Public Offering Price (payable in monthly installments of $0.0175 per Unit over the First and Second Year Deferred Periods). Units purchased subsequent to the initial deferred sales charge accrual will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account of a Trust, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.50% of the Public Offering Price (4.545% of the aggregate value of the Securities in a Trust), subject to reduction as set forth in "Public
Offering -- General." During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least $100,000. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit for the Trusts would have been that amount set forth under "Summary of Essential Financial Information." The minimum amount an investor may purchase of a Trust is $1,000 ($250 for a tax-sheltered retirement plan). See "Public Offering."

         DIVIDEND AND CAPITAL GAINS DISTRIBUTIONS. Distributions of dividends and realized capital gains, if any, received by the individual Trusts will be paid in cash on the applicable Distribution Date to Unitholders of record of the Trusts on the record date as set forth in the "Summary of Essential Financial Information." Any distribution of income and/or capital gains for the Trusts will be net of the expenses of the Trusts. See "Taxation." Additionally, upon surrender of Units for redemption or termination of each Trust, the Trustee will distribute to each Unitholder his PRO RATA share of their Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders -- Distributions of Income and Capital."

         SECONDARY MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Delaware Distributors, L.P. (the "Distributor") currently intends to maintain a market for Units of the Trusts and offers to repurchase such Units at prices which are based on the aggregate underlying value of the Securities in the Trusts (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trusts. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Securities in each Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of that Trust. A Unitholder tendering Units with a value of $100,000 or more may request a distribution of shares of the Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Rights of Unitholders -- Redemption of Units." Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the First Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. Units held in the Trusts subsequent to the Interim Special Redemption Period which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption.

         TERMINATION. The Trusts will terminate on the Mandatory Termination Date (as set forth under "Summary of Essential Financial Information") regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the individual Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trusts shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trusts maintained by the Trustee. Such notice will include a form to enable a Unitholder to elect an In-Kind Distribution, if such Unitholder owns at least $100,000 worth of Units of a Trust. Unitholders of the individual Trusts may elect to become Rollover Unitholders as described below. Rollover Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Fund, if one is being offered. Unitholders not electing the Rollover Option or those not electing or eligible for an In-Kind Distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trusts are terminated. See "Trust Administration -- Amendment or Termination."

         SPECIAL REDEMPTION AND ROLLOVER IN A NEW FUND. The Sponsor currently intends to create a new Series of the Trusts (the "New Trusts") approximately 13 months after the Initial Date of Deposit of each Trust and also in conjunction with the termination of each Trust (approximately two years after the Initial Date of Deposit). Unitholders will have the option to roll the proceeds of their Units into a New Trust after either 13 months (the "Interim Rollover") or two years (the "Final Rollover"). To elect a Rollover option, Unitholders must specify by the appropriate Rollover Notification Date stated in "Summary of Essential Financial Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as distribution agent ("Distribution Agent"), during the corresponding Special Redemption Period. Unitholders electing to participate in either the Interim Rollover ("Interim Rollover Unitholders") or the Final Rollover ("Final Rollover Unitholders") are collectively referred to herein as "Rollover Unitholders." The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of a New Trust, if offered, at a reduced sales charge (anticipated to be identical to the deferred sales charge component of the Trusts.) The Sponsor may, however, stop offering units of the New Trusts at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the New Trusts will be distributed shortly after the applicable Special Redemption Period. However, the Sponsor anticipates that sufficient Units will be available, although moneys in the Trusts may not be fully invested on the next business day. The portfolio of the New Trusts will contain common stocks of companies satisfying the criteria established above for each Trust. Rollover Unitholders will receive pro rata amount of dividends in the Income Account of the Trusts which will be included in the reinvestment into units of the New Trusts. On August 5, 1997, the Taxpayer Relief Act of 1997 (the "1997 Tax Act") was enacted which reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Rollover Unitholders participating in the Final Rollover would qualify for such treatment, whereas Rollover Unitholders participating in the Interim Rollover would be subject to a maximum stated marginal tax rate of 28%. See "Taxation." The exchange option described above is subject to modification, termination or suspension.

         RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market (which although currently is at historically high levels, has seen substantial volatility and significant declines in recent weeks), volatile interest rates, economic recession, the lack of adequate financial information concerning an issuer and the possibility of an economic downturn in the state, region or sector in which the common stocks included in a Trust are concentrated. An investment in the Power Five Trust may subject a Unitholder to additional risk due to the relative lack of diversity in its portfolio since the portfolio contains only five stocks. Therefore, Units of the Power Five Trust may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities. The Trusts are not actively managed and Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. For certain risk considerations related to the Trusts, see "Risk Factors" and "Objectives and Securities Selection." Units of the Trusts are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.


                              DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14
                                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
            AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE INITIAL DATE OF DEPOSIT: NOVEMBER 3, 1997
                                   SPONSOR: DELAWARE MANAGEMENT COMPANY, INC.
                                 TRUSTEE AND EVALUATOR: THE CHASE MANHATTAN BANK

                                                                            Power          Power         Illinois
                                                                             Five           Ten          Big Ten
                                                                            Equity         Equity         Equity
                                                                            Trust,         Trust,         Trust,
                                                                           Series 2       Series 2       Series 8
                                                                           ---------      ---------      ---------
GENERAL INFORMATION
Number of Units(1)....................................................        15,553         15,396         15,137
Fractional Undivided Interest in each Trust per Unit..................      1/15,553       1/15,396       1/15,137
Calculation of Public Offering Price per 100 Units:
Aggregate Offering Price of  Securities in Portfolio(2)...............      $153,971       $152,422       $149,856
Aggregate Offering Price of Securities per
    100 Units.........................................................       $990.00        $990.00        $990.00
Plus Maximum Sales Charge of 4.50% (4.545% of the
    Aggregate Value of Securities)(3).................................        $45.00         $45.00         $45.00
       Less Deferred Sales Charge(3)..................................       $(35.00)       $(35.00)       $(35.00)
                                                                           ---------      ---------      ---------
Public Offering Price per 100 Units(3),(4)............................     $1,000.00      $1,000.00      $1,000.00
Sponsor's Repurchase and Redemption Price
    per 100 Units.....................................................       $955.00        $955.00        $955.00
Trustee's Annual Fee per 100 Units....................................        $0.086         $0.086         $0.086
Estimated Organizational and Offering Expenses
    per Unit(5).......................................................       $0.0329        $0.0329        $0.0311
Initial Date of Deposit...............................November 4, 1997
First Settlement Date.................................November 7, 1997
Interim Rollover Notification Date...................November 16, 1998
Interim Special Redemption Period.........................Beginning on
         November 23, 1998 until no later than December 2, 1998
Final Rollover Notification Date......................October 18, 1999
Final Special Redemption Period...........................Beginning on
         October 25, 1999 until no later than November 2, 1999
Mandatory Termination Date............................November 2, 1999
Income and Capital Account Distribution Date(6)............December 2,
         1998 to Unitholders of record on November 16, 1998.
Minimum Termination Value.........................................................................Each Trust may be
         terminated if the net asset value of such Trust is less than $500,000 unless the net asset value of each
         Trust's deposits has exceeded $15,000,000, then the Trust Agreement may be terminated if the net asset value of such Trust is less than $3,000,000.
Evaluation Time...................................................................As of the close of trading on the
         New York Stock Exchange, generally 4:00 p.m. Eastern Time.



                              DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14
                                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
            AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE INITIAL DATE OF DEPOSIT: NOVEMBER 3, 1997
                                   SPONSOR: DELAWARE MANAGEMENT COMPANY, INC.
                                 TRUSTEE AND EVALUATOR: THE CHASE MANHATTAN BANK

                                                                           Minnesota      Missouri       Pacific
                                                                           Big Ten        Big Ten          Ten
                                                                            Equity         Equity         Equity
                                                                            Trust,         Trust,         Trust,
                                                                           Series 9       Series 8       Series 4
                                                                           ---------      ---------      ---------
GENERAL INFORMATION
Number of Units(1)..................................................          15,155         15,231         15,181
Fractional Undivided Interest in each Trust per Unit..............          1/15,155       1/15,231       1/15,181
Calculation of Public Offering Price per 100 Units:
Aggregate Offering Price of  Securities in Portfolio(2)............         $150,035       $150,784       $150,294
Aggregate Offering Price of Securities per
    100 Units.....................................................           $990.00        $990.00        $990.00
Plus Maximum Sales Charge of 4.5% (4.545% of the
    Aggregate Value of Securities)(3)...............................          $45.00         $45.00         $45.00
       Less Deferred Sales Charge(3)................................         $(35.00)       $(35.00)       $(35.00)
                                                                           ---------      ---------      ---------
Public Offering Price per 100 Units(3),(4)............................     $1,000.00      $1,000.00      $1,000.00
Sponsor's Repurchase and Redemption Price per
    100 Units.....................................................           $955.00        $955.00        $955.00
Trustee's Annual Fee per 100 Units................................            $0.086         $0.086         $0.086
Estimated Organizational and Offering  Expenses
    Per Unit(5).....................................................         $0.0366        $0.0383        $0.0390
Initial Date of Deposit..............................November 4, 1997
First Settlement Date................................November 7, 1997
Interim Rollover Notification Date..................November 16, 1998
Interim Special Redemption Period........................Beginning on
         November 23, 1998 until no later than December 2, 1998
Final Rollover Notification Date.....................October 18, 1999
Final Special Redemption Period.............Beginning on
         October 25, 1999 until no later than November 2, 1999
Mandatory Termination Date...........................November 2, 1999
Income and Capital Account Distribution Date(6)...........December 2,
         1998 to Unitholders of record on November 16, 1998.
Minimum Termination Value.........................................................................Each Trust may be
         terminated if the net asset value of such Trust is less than $500,000 unless the net asset value of each
         Trust's deposits has exceeded $15,000,000, then the Trust Agreement may be terminated if the net asset value of such Trust is less than $3,000,000.
Evaluation Time...................................................................As of the close of trading on the
         New York Stock Exchange, generally 4:00 p.m. Eastern Time.


1 As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $9.90. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

2 Each Security listed on a national securities exchange or The Nasdaq Stock Market is valued at the last closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

3 The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units of a Trust and represents an amount equal to the difference between the Maximum Sales Charge for a Trust of 4.50% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.350 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit, payable on the first day of each month, over the period commencing January, 1998 through November, 1998 (the "First Year Deferred Period") and again over the period commencing January, 1999 through November, 1999 (the "Second Year Deferred Period"). Unitholders who elect to roll their Units into a new Series of the Trusts during the Interim Special Redemption Period (as described under "Special Redemption and Rollover in a New Fund") or Unitholders who sell or redeem their Units at or before the end of the Interim Special Redemption Period will not be assessed a deferred sales charge for the Second Year Deferred Period. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. Units purchased subsequent to the initial deferred sales charge accrual will be subject only to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 4.5% of the Public Offering Price (4.545% of the aggregate value of the Securities in a Trust). See the "Fee Table" below and "Public Offering Price -- Offering Price." Any uncollected deferred sales charge amounts will be deducted from the sales or redemption proceeds as described under "Public Offering -- Public Market" and "Rights of Unitholders -- Redemption of Units."

4 On the Initial Date of Deposit there will be no cash in the Income or Capital Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

5 Each Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee, but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses), as is common for mutual funds. Total organizational and offering expenses will be charged off at the end of the initial offering period which is currently expected to be approximately two months from the Initial Date of Deposit. See "Expenses of the Trusts" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

6 At the Interim Rollover Notification Date (for Interim Rollover Unitholders) or the Final Rollover Notification Date (for Final Rollover Unitholders) or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to or on behalf of Unitholders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unitholders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                    FEE TABLE
================================================================================

         This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in each Trust will bear directly or indirectly. See "Public Offering PriceCOffering Price" and "Trust Operating Expenses." Although each Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over into a new Trust subject only to the deferred sales charge and annual trust operating expenses.

================================================================================


                                                                                            AMOUNT PER
UNITHOLDER TRANSACTION EXPENSES                                                             100 UNITS
-------------------------------                                                             ---------
Maximum Initial Sales Charge Imposed on Purchase
     (as a percentage of offering price).................................    1.00%(1)         $10.00
Deferred Sales Charge during the First Year Deferred
     Period (as a percentage of original purchase Price).................    1.75%(2)         $17.50
Deferred Sales Charge during the Second Year
     Deferred Period (as a percentage of original purchase price)........    1.75%(2),(3)     $17.50
                                                                             -----            ------
Maximum Total Sales Charge...............................................    4.50%            $45.00
                                                                             =====            ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
   (AS A PERCENTAGE OF AVERAGE NET ASSETS)
     Trustee's Fee.......................................................     .086%            $0.86
     Other Operating Expenses............................................     .018%            $0.18
                                                                              -----            -----
         Total...........................................................     .104%(4)         $1.04
                                                                              =====            =====

1 The Maximum Initial Sales Charge is actually the difference between the Maximum Total Sales Charge (4.50% of the Public Offering Price) and the maximum deferred sales charge ($35.00 per 100 Units) and would exceed 1% if the Public Offering Price exceeds $10.00 per Unit.

2 The actual fee is $1.75 per month per 100 Units, irrespective of purchase or redemption price, deducted on such dates set forth in "Public Offering." Except as noted under "Public Offering -- Public Market" and "Rights of Unitholders -- Redemption of Units," if a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred portion of the sales charge will be less than 3.50%; if the Unit price is less than $10.00 per Unit, the deferred portion of the sales charge will exceed 3.50%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued.

3 Unitholders who elect to roll their Units into a new Series of the Trusts during the Interim Special Redemption Period (as described under "Special Redemption and Rollover in a New Fund") or Unitholders who sell or redeem their Units at or before the end of the Interim Special Redemption Period will not be assessed a deferred sales charge for the Second Year Deferred Period.

4 A Trust's Estimated Annual Trust Operating Expenses do not include organizational and offering costs, which are charged against capital at the end of the initial offering period.

EXAMPLE

                                         CUMULATIVE EXPENSES PAID FOR PERIOD OF:
                                              1 YEAR              3 YEARS
                                              ------              -------

An investor would pay the following             $29                 $68
expenses on a $1,000 investment,
assuming the estimated operating
expense ratio of .104% and a 5%
annual return on the investment
throughout the periods.


         The above example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. Although each Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information is presented to permit comparison of fees, assuming the principal amount and distributions are rolled over at a Trust's termination into a new series subject only to the Deferred Sales Charge and annual trust operating expenses. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example. The estimated operating expense ratio does not include organizational and offering costs, which are charged to capital at the end of the initial offering period. Over time, investors who elect to participate as Interim Rollover Unitholders over consecutive years will pay higher expenses than those electing to participate as Final Rollover Unitholders over consecutive years due to the fact that organizational and offering costs, which are assessed at the creation of a Trust, will be charged more frequently.

THE TRUST

         Delaware - Voyageur Unit Investment Trust, Series 14 is comprised of six unit investment trusts: Power Five Equity Trust, Series 2; Power Ten Equity Trust, Series 2; Illinois Big Ten Equity Trust, Series 8; Minnesota Big Ten Equity Trust, Series 9; Missouri Big Ten Equity Trust, Series 8; and Pacific Ten Equity Trust, Series 4 (collectively, the "Trusts"). The Fund was created under the laws of the State of New York pursuant to a Trust Agreement (the "Trust Agreement"), dated as of the date of this Prospectus

(the "Initial Date of Deposit"), among Delaware Management Company, Inc., as Sponsor and Supervisor, and The Chase Manhattan Bank, as Evaluator and Trustee.

         On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust Agreement, each Trust will terminate on the Mandatory Termination Date, and Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee.

         Additional Units of a Trust may be issued at any time by depositing in that Trust additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities in a Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in that Trust will be increased and the fractional undivided interest in that Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the original proportionate relationship of the Securities in such Trust's portfolio, based on the number of shares of the Securities. Any deposit by the Sponsor of additional Securities, or the purchase of additional Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in that Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because such Trust will pay associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Securities for or selling Securities from a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

         Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in that Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

         The objective of each of the Trusts is to provide an above average total return through a combination of potential capital appreciation and dividend income. While the objective of the Trusts is the same, each Trust follows a different investment strategy in order to achieve its stated objective.

         POWER FIVE TRUST. The Power Five Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of the Stock Selection Date.

         POWER TEN TRUST. The Power Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks of the ten companies in the DJIA that have the highest dividend yield as of the Stock Selection Date.

         ILLINOIS BIG TEN TRUST. The Illinois Big Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of the Stock Selection Date which (a) have their principal operation located in the State of Illinois and (b) have a market capitalization in excess of $250 million.

         MINNESOTA BIG TEN TRUST. The Minnesota Big Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of the Stock Selection Date which (a) have their principal operation located in the State of Minnesota and (b) have a market capitalization in excess of $250 million.

         MISSOURI BIG TEN TRUST. The Missouri Big Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of the Stock Selection Date which (a) have their principal operation located in the State of Missouri and (b) have a market capitalization in excess of $250 million.

         PACIFIC TEN TRUST. The Pacific Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten companies having the largest market capitalization as of the Stock Selection Date which have their principal operations located in the States of California, Oregon or Washington.

         The Trusts may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually. As a policy matter, the Sponsor has excluded any company that is subject to being acquired, the acquisition of which is expected to be completed during the initial offering period of a Trust. The Illinois, Minnesota and Missouri Big Ten Trusts will not invest in the common stock of electric utility issuers, limited partnerships, real estate investment trusts ("REITs") or companies which have recently suspended, or announced that they intend to suspend, their dividends. The Pacific Ten Trust will not invest in common stocks of limited partnerships. No Trust will invest more than 5% of its portfolio in common stocks of companies which derive more than 15% of their revenues from securities related activities. In seeking each Trust's objective, the Sponsor considered, among other things, the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results. Investors should be aware that there is no guarantee that the objective of the Trusts will be achieved because each Trust is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors.

         Neither the publishers of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") or the DJIA have granted the Trusts or the Sponsor a license to use their respective Index. Units of the Trusts are not designed so that prices will parallel or correlate with movements in any particular index and it is expected that their prices will not parallel or correlate with such movements. The publishers of the S&P 500 Index and the DJIA have not participated in any way in the creation of the Trusts or in the selection of the stocks in the Trusts and have not approved any information related thereto.

         Investors should be aware that a Trust is not a "managed" fund, and as a result, the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration -- Portfolio Administration"). In addition, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note that the Securities were selected by the Sponsor prior to the date the Securities were purchased by the Trusts. The Trusts may continue to hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed, and if the evaluation were performed again at that time, the Securities would not be selected for the Trusts.

HYPOTHETICAL PERFORMANCE INFORMATION

         The following tables and charts show hypothetical performance information for the strategies employed by each Trust and the actual performance of the S&P 500 Index and the DJIA. As previously discussed, a Unitholder may choose to reinvest the proceeds from their Units into a New Trust approximately thirteen months after the date of this Prospectus or two years after the date of this Prospectus. The tables and charts present performance information for the strategies and indices on both an annual and bi-annual basis. Hypothetical performance information for the strategies employed by the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and Pacific Ten includes financial information of entities which at the time of initial calculation were organized as corporations but which were previously organized as limited partnerships. The initial calculations of the various strategies were as follows: Power Five and Power Ten, August 1997; Illinois Big Ten and Missouri Big Ten, April, 1996; Minnesota Big Ten, December, 1995 and Pacific Ten, April, 1997. In addition, such comparative calculations exclude financial information of corporations which did not exist at the time of initial calculation but which may have been in existence (and therefore potentially includable in the universe of potential corporations) in prior years. Corporations which cease to exist will remain in the historical return comparisons through the date of initial calculation; however, the portion of comparative calculations subsequent to the date of such a corporation's ceasing to exist will include only the financial information of corporations which meet the criteria established by the Sponsor at the time such comparisons are calculated. Finally, such calculations include historical information about companies that are not eligible to be included in a Trust but would have been selected by applying the appropriate strategy. Modifications to these assumptions would alter the results of the comparative calculations. Prior to this offering, neither the Sponsor nor to its knowledge any other entity independently maintained an annual performance record of the securities which would have been included in the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten or Pacific Ten in any given year, although the information necessary to generate such a performance record was and continues to be readily available.

         The returns shown in the following tables and graphs are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy underperformed its respective index in certain years. Accordingly, there can be no assurance that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. A Unitholder of a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the hypothetical returns are based for the following reasons, among others: the Total Return figures do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the term of the Trusts may vary slightly from those presented in compiling the Total Returns; the Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy; and Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

ANNUALIZED PERFORMANCE INFORMATION

         The following table has been designed for use by investors who elect to reinvest the proceeds from their Units into a New Trust approximately thirteen months after the date of this Prospectus. This table shows hypothetical Strategy Total Returns and actual Total Returns of the DJIA and S&P 500 Index over consecutive one-year periods commencing January 1, 1982, and through the most recent quarter.

Each Strategy Total Return assumes that the Strategy is reapplied at the beginning of each year.

                         COMPARISON OF TOTAL RETURNS(1)


                        Hypothetical One-Year Strategy Total Returns            Index Total Returns
               ------------------------------------------------------------     --------------------
  Year Ended   Power     Power    Illinois   Minnesota   Missouri   Pacific
    12/31      Five(4)   Ten(4)   Big Ten     Big Ten    Big Ten      Ten       DJIA(2),(4)  S&P 500(3),(4)
    -----      -----     ----     -------     -------    -------      ---       ----         -------
     1982      41.88%    26.05%    32.55%      40.93%     38.04%     14.77%     25.84%       20.26%
     1983      36.11     38.75     33.13       23.52      30.19      20.53      25.68        22.27
     1984      10.88      5.75     19.49        1.87      -0.36       3.71       1.07         5.95
     1985      37.84     29.40     38.26       47.37      30.23      20.59      32.83        31.44
     1986      30.31     34.79     22.80       17.98      10.53      17.94      26.96        18.35
     1987      11.06      6.07      4.34        4.02       2.78       6.31       6.00         5.67
     1988      21.22     24.33     26.35       17.52      40.09      14.98      15.97        16.57
     1989      10.49     25.66     26.94       33.04      34.99      31.40      31.74        31.11
     1990     -15.27     -7.57    -19.51        2.26     -11.88      -4.01      -0.61        -3.20
     1991      61.79     34.02     55.62       42.21      51.13      29.55      23.99        30.13
     1992      22.88      7.79     18.46       20.15      18.66      17.27       7.37         7.49
     1993      33.82     26.91     24.73        8.48      23.93      15.74      16.74         9.88
     1994       8.08      4.05      2.24        0.37      -3.39       6.61       4.94         1.28
     1995      30.26     36.51     55.78       27.32      24.42      43.34      36.47        37.01
     1996      26.12     28.18     15.12       17.23      24.32      51.70      28.58        22.68
  1997 thru
     9/30      22.65     23.97     14.70       32.08      55.66      31.68      23.22        27.88


1 Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. DJIA and S&P 500 Index are unmanaged indices and do not incur sales charges, commissions, expenses or taxes. Total return of the Power Five, Power Ten, Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and Pacific Ten, respectively, does not take into consideration any applicable sales charges, commissions, expenses or taxes. Returns would be lower as a result of such charges and expenses.

2    An index of 30 stocks compiled by Dow Jones & Company, Inc. Source:
     Bloomberg L.P.

3 The S&P 500 Index is a total return index consisting of 500 widely held common stocks calculated by Standard & Poor's. Source: FactSet Data Systems, Inc.

4 For the five year period between January 1, 1977 and December 31, 1981, the Power Five Strategy achieved an annual total return (assuming one-year rollover) of 5.64% in 1977, 1.26% in 1978, 9.91% in 1979, 40.53% in 1980
     and 3.64% in 1981; the Power Ten Strategy achieved an annual total return (assuming one-year rollover) of -1.75% in 1977, 0.12% in 1978, 12.99% in 1979, 27.23% in 1980 and 7.73% in 1981; the DJIA achieved an annual total return of -12.76% in 1977, 2.62% in 1978, 10.52% in 1979,
     21.45% in 1980 and -3.40% in 1981; and the S&P 500 Index achieved an annual total return of -7.19% in 1977, 6.40% in 1978, 18.01% in 1979, 31.50% in
     1980 and -4.83% in 1981.

         There can be no assurance that the Portfolios of the Trusts, if held for 13 months, will outperform the S&P 500 Index or the DJIA over the stated period.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1982?

                               [PLOT POINTS GRAPH]

                              POWER        POWER
                               FIVE         TEN
                             STRATEGY     STRATEGY       DJIA
                             --------     --------       ----
                 1982        $14,188      $12,605      $12,584
                 1983         19,311       17,489       15,816
                 1984         21,412       18,495       15,985
                 1985         29,515       23,933       21,233
                 1986         38,461       32,259       26,957
                 1987         42,714       34,217       28,574
                 1988         51,778       42,542       33,138
                 1989         57,210       53,458       43,656
                 1990         48,474       49,411       43,389
                 1991         78,426       66,221       53,798
                 1992         96,370       71,380       57,763
                 1993        128,963       90,588       67,433
                 1994        139,383       94,257       70,764
                 1995        181,560      128,670       96,572
                 1996        228,983      164,929      124,172
             thru 9/30/97    280,848      204,463      153,005

         The chart above represents hypothetical past performance of strategies employed over consecutive one-year periods by the Power Five and Power Ten as compared to the DJIA from January 1, 1982 through September 30, 1997 and should not be indicative of future results. For the full years commencing January, 1982 through December, 1996, the average annual return for the Power Five, Power Ten and the DJIA was 23.21%, 20.55% and 18.29%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Power Five or Power Ten Trusts will outperform the DJIA over a thirteen month period or over consecutive rollover periods, if available.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1982?

                               [PLOT POINTS GRAPH]

                    ILLINOIS     MINNESOTA     MISSOURI
                    BIG TEN      BIG TEN       BIG TEN        S&P
                    STRATEGY     STRATEGY      STRATEGY    500 INDEX
                    --------     ---------     --------    ---------
        1983         17,646        17,408       17,971      14,704
        1984         21,086        17,733       17,907      15,579
        1985         29,153        26,133       23,320      20,477
        1986         35,800        30,832       25,776      24,235
        1987         37,354        32,072       26,492      25,609
        1988         47,196        37,691       37,113      29,852
        1989         59,911        50,144       50,099      39,139
        1990         48,222        51,277       44,147      37,887
        1991         75,044        72,921       66,719      49,302
        1992         88,897        87,614       79,169      52,995
        1993        110,881        95,044       98,114      58,231
        1994        113,365        95,396       94,788      58,976
        1995        176,599       121,458      117,935      80,803
        1996        203,301       142,385      146,617      99,129
    thru 9/30/97    233,187       188,062      228,224     126,766

         The chart above represents hypothetical past performance of strategies employed over consecutive one-year periods by the Illinois Big Ten, Minnesota Big Ten and Missouri Big Ten as compared to the S&P 500 Index from January 1, 1982 through September 30, 1997 and should not be indicative of future results. For the full years commencing January, 1982 through December, 1996, the average annual return for the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and the S&P 500 Index was 22.24%, 19.37%, 19.60% and 16.52%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Illinois Big Ten, Minnesota Big Ten or Missouri Big Ten Trusts will outperform the S&P 500 Index over a thirteen month period or over consecutive rollover periods, if available.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1982?

                               [PLOT POINTS GRAPH]

                                 PACIFIC
                                   TEN          S&P
                                 STRATEGY    500 INDEX
                                 --------    ---------
                    1982         $11,735      $12,026
                    1983          14,144       14,704
                    1984          14,669       15,579
                    1985          18,081       20,477
                    1986          21,645       24,235
                    1987          22,333       25,609
                    1988          26,185       29,852
                    1989          35,801       39,139
                    1990          35,486       37,887
                    1991          46,525       49,302
                    1992          55,077       52,995
                    1993          62,253       58,231
                    1994          66,107       58,976
                    1995          91,882       80,803
                    1996         133,651       99,129
                thru 9/30/97     168,855      126,766

         The chart above represents hypothetical past performance of the strategy employed over consecutive one-year periods by the Pacific Ten as compared to the S&P 500 Index from January 1, 1982 through September 30, 1997 and should not be indicative of future results. For the full years commencing January, 1982 through December, 1996, the average annual return for the Pacific Ten and the S&P 500 Index was 18.54% and 16.52%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Pacific Ten Trust will outperform the S&P 500 Index over a thirteen month period or over consecutive rollover periods, if available.

BI-ANNUAL PERFORMANCE INFORMATION

         The following table has been designed for use by investors who elect to reinvest the proceeds from their Units into a New Trust at termination (approximately 2 years). This table shows annualized Strategy Total Returns over two-year periods commencing with the two-year period ending December 31, 1981. Each Strategy Total Return assumes that the Strategy is reapplied on a bi-annual basis. As the table shows annualized Strategy Total Returns over two-year periods for each of the last sixteen years the individual Strategies overlap each other in consecutive years. For instance, the Strategy Total Returns shown for the two-year period ending December 31, 1981 represents the annualized Total Return over such two-year period of the common stocks selected by applying the Strategy on January 1, 1980, while the Strategy Total Returns shown for the two-year period ending December 31, 1982 represents the annualized Total Return over such two-year period of the common stocks selected by applying the Strategy on January 1, 1981. The Index Total Returns represent the annualized Total Returns of the respective index.

                          COMPARISON OF TOTAL RETURNS(1)

                                                                                            Annualized
                      Annualized Hypothetical Two-Year Strategy Total Returns          Index Total Returns
    Two-Year      ---------------------------------------------------------------     --------------------
  Period Ended    Power      Power    Illinois    Minnesota    Missouri   Pacific
     12/31        Five(4)    Ten(4)   Big Ten      Big Ten     Big Ten      Ten       DJIA(2),(4)  S&P 500(3),(4)
     -----        -----       ----    -------      -------     -------      ---       ----         -------
      1981        18.02%     14.92%     2.86%        9.57%      15.55%     11.01%     -3.40%       -4.83%
      1982        24.55      23.55     14.70        28.58       23.47      -8.03      25.84        20.26
      1983        28.18      29.40     31.27        29.17       32.81      15.96      25.68        22.27
      1984        22.72      14.76     27.24        12.29       14.64      13.23       1.07         5.95
      1985        25.89      17.67     28.07        23.52       13.52      11.81      32.83        31.44
      1986        36.70      27.79     31.25        35.17       20.94      17.03      26.96        18.35
      1987        30.58      19.45      9.33        14.17        9.99      10.32       6.00         5.67
      1988        11.55      11.30     13.55         8.01       12.72       9.92      15.97        16.57
      1989        19.93      12.84     10.82         8.62        5.42       8.60      31.74        31.11
      1990        21.94      12.43      8.34        18.64       10.39      15.03      -0.61        -3.20
      1991         9.76       9.00      4.96        21.33       21.15       3.97      23.99        30.13
      1992        51.33      33.09     29.41        26.63       30.85      26.73       7.37         7.49
      1993        24.82      20.03     21.57        16.87       16.66      13.00      16.47         9.88
      1994        21.96      17.55     13.98         7.16       14.79      10.55       4.94         1.28
      1995        25.70      23.10     22.45        12.54        2.95      24.76      36.47        37.01
      1996        39.69      35.25     27.93        19.40       29.36      44.29      28.58        22.68
  1/1/97 thru
    9/30/97       22.65      23.97     14.70        32.08       55.62      31.68      23.22        27.88


1 Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. DJIA and S&P 500 Index are unmanaged indices and do not incur sales charges, commissions, expenses or taxes. Total return of the Power Five, Power Ten, Illinois Big

     Ten, Minnesota Big Ten, Missouri Big Ten and Pacific Ten, respectively, does not take into consideration any applicable sales charges, commissions, expenses or taxes. Returns would be lower as a result of such charges and expenses.

2    An index of 30 stocks compiled by Dow Jones & Company, Inc. Source:
     Bloomberg L.P.

3 The S&P 500 Index is a total return index consisting of 500 widely held common stocks calculated by Standard & Poor's. Source: FactSet Data Systems, Inc.

4 For the five year period between January 1, 1976 and December 31, 1980, the Power Five Strategy achieved an average annual total return over the two-year period ending in the year indicated of 27.08% in 1977, 2.99% in 1978, 11.65% in 1979 and 23.10% in 1980; the Power Ten Strategy achieved an average annual total return over the two-year period ending in the year indicated of 17.57% in 1977, -2.18% in 1978, 7.34% in 1979 and 19.77% in
     1980; the DJIA achieved an average annual total return in the year indicated of 22.82% in 1976, -12.76% in 1977, 2.62% in 1978, 10.52% in 1979
     and 21.45% in 1980; and the S&P 500 Index achieved an average annual total return in the year indicated of 23.81% in 1976, -7.19% in 1977, 6.40% in 1978, 18.01% in 1979 and 31.50% in 1980.

         There can be no assurance that the Portfolios of the Trusts, if held for two years, will outperform the S&P 500 Index or the DJIA over the life of the Trusts.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1981?

                               [PLOT POINTS GRAPH]

               TWO-YEAR       POWER        POWER
                PERIOD         FIVE         TEN
                ENDING       STRATEGY     STRATEGY       DJIA
                ------       --------     --------       ----
                 1981        $11,802      $11,476        9,660
                 1982         14,699       14,179       12,156
                 1983         18,842       18,347       15,278
                 1984         23,123       21,055       15,441
                 1985         29,109       24,776       20,511
                 1986         39,792       31,661       26,040
                 1987         51,960       37,819       27,603
                 1988         57,962       42,092       32,011
                 1989         69,513       47,497       42,171
                 1990         84,765       53,401       41,914
                 1991         93,038       58,207       51,969
                 1992        140,794       77,467       55,799
                 1993        175,739       92,984       65,140
                 1994        214,331      109,303       68,358
                 1995        269,415      134,552       93,288
                 1996        376,345      181,981      119,950
             thru 9/30/97    461,587      225,917      147,802

         The chart above represents hypothetical past performance of the strategies employed over two-year periods by the Power Five and Power Ten as compared to the DJIA and should not be indicative of future results. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1981 and shows the average annual return for each two-year period for each Strategy as well as the DJIA assuming that each Strategy was originally applied on January 1, 1980 and re-applied bi-annually through December 31, 1996. The average annual return over the stated period for the Power Five, Power Ten and the DJIA was 25.96%, 20.23% and 18.29%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Power Five or Power Ten Trusts will outperform the DJIA over their approximately two-year life or over consecutive rollover periods, if available.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1981?

                               [PLOT POINTS GRAPH]

       TWO-YEAR     ILLINOIS    MINNESOTA    MISSOURI
        PERIOD       BIG TEN     BIG TEN      BIG TEN        S&P
        ENDING      STRATEGY    STRATEGY     STRATEGY     500 INDEX
       --------     --------    --------     --------     ---------
         1981        $13,127     $12,917      $13,281       $9,517
         1982         15,057      16,609       16,398       11,445
         1983         19,765      21,453       21,778       13,994
         1984         25,149      24,090       24,967       14,827
         1985         32,208      29,756       28,342       19,488
         1986         42,273      40,221       34,277       23,064
         1987         46,217      45,921       37,701       24,372
         1988         52,480      49,599       42,497       28,410
         1989         58,158      53,874       44,800       37,249
         1990         63,008      63,916       49,455       36,057
         1991         66,134      77,550       59,914       46,921
         1992         85,583      98,201       78,398       50,435
         1993        104,044     114,768       91,459       55,418
         1994        118,589     122,985      104,986       56,127
         1995        145,212     138,408      108,083       76,900
         1996        185,770     165,259      139,816       94,341
     thru 9/30/97    166,963     185,153      189,305      120,644

         The chart above represents hypothetical past performance of the strategies employed over two-year periods by the Illinois Big Ten, Minnesota Big Ten and Missouri Big Ten as compared to the S&P 500 Index and should not be indicative of future results. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1981 and shows the average annual return for each two-year period for each Strategy as well as the S&P 500 Index assuming that each Strategy was originally applied on January 1, 1980 and re-applied bi-annually through December 31, 1996. The average annual return over the stated period for the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and S&P 500 Index was 19.32%, 18.52%, 16.99% and 16.52%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Illinois Big Ten, Minnesota Big Ten and Missouri Big Ten Trusts will outperform the S&P 500 Index over their approximately two-year life or over consecutive rollover periods, if available.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1981?

                               [PLOT POINTS GRAPH]

                   TWO-YEAR       PACIFIC
                    PERIOD          TEN           S&P
                    ENDING        STRATEGY     500 INDEX
                   --------       --------     ---------
                     1981         $11,596       $9,517
                     1982          10,665       11,445
                     1983          12,367       13,994
                     1984          14,003       14,827
                     1985          15,657       19,488
                     1986          18,323       23,064
                     1987          20,214       24,372
                     1988          22,219       28,410
                     1989          24,130       37,249
                     1990          27,757       36,057
                     1991          28,859       46,921
                     1992          36,573       50,435
                     1993          41,328       55,418
                     1994          45,688       56,127
                     1995          57,000       76,900
                     1996          82,245       94,341
                 thru 9/30/97     103,677      120,644

         The chart above represents hypothetical past performance of the strategy employed over two-year periods by the Pacific Ten as compared to the S&P 500 Index and should not be indicative of future results. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1981 and shows the average annual return for each two-year period for the Pacific Ten Strategy as well as the S&P 500 Index assuming that the Strategy was originally applied on January 1, 1980 and re-applied bi-annually through December 31, 1996. The average annual return over the stated period for the Pacific Ten and S&P 500 Index was 13.95% and 16.52%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Pacific Ten Trust will outperform the S&P 500 over its approximately two-year life or over consecutive rollover periods, if available.

         Past performance of any investment strategy may not be indicative of results of future Trusts. Trust performance may be compared to the performance on the same basis of investment strategies utilized by a Trust (which may show performance net of expenses and charges which such Trust would have charged), the DJIA, the S&P 500 Index, other investment indices, or performance data from publications such as Morningstar Publications, Inc. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characteristics, while equity securities involve greater risk because they have no maturities, are not guaranteed by the full faith and credit of the United States, and income thereon is subject to the financial condition of, and declaration by, the issuers. Past performance, of course, may not be indicative of future results and results actually achieved by any Unitholder will vary depending on such factors as the dates the Unitholder purchased and sold his Units. The securities included in each Trust represent higher geographic and/or industry concentrations, and less diversification, than those of the S&P 500 and DJIA. The average P/E ratio of the Power Five, Power Ten, Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and Pacific Ten Trusts as of October 31, 1997 is 24.20, 20.53, 16.43, 18.60, 22.44, and 30.26,
respectively. In addition, the average Beta of the Power Five, Power Ten, Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and Pacific Ten Trusts as of October 31, 1997 is 0.92, 0.89, 0.73, 0.89, 0.87 and 1.08, respectively.


TRUST PORTFOLIO

POWER FIVE

         The Power Five Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

         PHILIP MORRIS COS. INC.
         INTERNATIONAL PAPER COMPANY
         AT&T CORP.
         E.I. DUPONT DE NEMOURS & CO.
         EASTMAN KODAK CO.

         PHILIP MORRIS COS. INC. operations include the world's largest tobacco business; it controls almost half of the US tobacco market and owns Marlboro. In addition to Marlboro, the world's best-selling cigarette, the company makes such brands as Virginia Slims. Philip Morris gets almost half of its revenue (but only 1/3 of its profits) from food and beer subsidiaries that include Kraft (the US's largest food company and marketer of such leading brands as Jell-O, Oscar Mayer, and Post cereals) and Miller Brewing (ranked #2 among beer makers, after Anheuser-Busch). The company also operates financial services and real estate investment businesses.

         INTERNATIONAL PAPER COMPANY is the world's leading producer of forest products and a leading distributor of paper (printing and writing papers, paperboard, linerboard, and cartons) and office supplies. The company's nonpaper offerings include chemicals (Arizona Chemical), nonwoven fabrics (Veratec), oil and gas, and photographic films (Anitec, Horsell, Ilford). It has production facilities in 31 countries and sells its products in more than 130 countries, although the US market accounts for nearly 3/4 of the company's sales.

         AT&T CORP. is the US's #1 long-distance telephone carrier (ahead of MCI and Sprint). Facing increasing competition in a deregulated marketplace, the company has gone through a major restructuring, spinning off Lucent Technologies and NCR Corp., to focus on its communications services. Among those services are wireless phone service (including cellular, messaging, and air-to-ground services), Internet access (AT&T WorldNet), video entertainment (through an equity interest in DBS provider DIRECTV), and international telephone services. It also offers the AT&T Universal credit card.

         E.I. DUPONT DE NEMOURS & CO. is the #1 chemical company in the world. It is organized into 6 business segments: Chemicals (refrigerants, pigments, and polymer intermediaries), Fibers (Lycra, Tyvek, textiles, nylons), Polymers (elastomers, nylon resins, film, finishes, packaging materials), Petroleum (Conoco), Life Sciences (agricultural products, biotechnology, and pharmaceuticals), and Diversified Businesses (films, photopolymer and electronics, printing and publishing, and coal). DuPont has operations in about 70 countries. Its largest subsidiary, Conoco, is the 7th largest US oil company.

         EASTMAN KODAK CO. makes cameras, copiers, film, and projectors. The company is aggressively expanding and improving its digital imaging products and services for consumers and professionals in the US and its film products in the developing world, while continuing to defend its lucrative, market-leading, but mature US film business. Eastman Kodak is forming alliances with retailers to become their exclusive film brand.

POWER TEN

         The Power Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

         PHILIP MORRIS COS. INC.
         J.P. MORGAN & CO.
         GENERAL MOTORS CORP.
         EASTMAN KODAK CO.
         CHEVRON CORPORATION
         AT&T CORP.
         EXXON CORP.
         MINNESOTA MINING & MANUFACTURING CO.
         INTERNATIONAL PAPER COMPANY
         E.I. DUPONT DE NEMOURS & CO.

         PHILIP MORRIS COS. INC. operations include the world's largest tobacco business; it controls almost half of the US tobacco market and owns Marlboro. In addition to Marlboro, the world's best-selling cigarette, the company makes such brands as Virginia Slims. Philip Morris gets almost half of its revenue (but only 1/3 of its profits) from food and beer subsidiaries that include Kraft (the US's largest food company and marketer of such leading brands as Jell-O, Oscar Mayer, and Post cereals) and Miller Brewing (ranked #2 among beer makers, after Anheuser-Busch). The company also operates financial services and real estate investment businesses.

J.P. MORGAN & CO., one of the US's premier international banking companies, is organized along 5 broad business lines, comprising Finance and Advisory (investment banking), Market Making (brokerage services dealing in securities, currencies, commodities, and derivatives), Asset Management and Servicing (services to institutions, corporations, and high-net-worth individuals), Proprietary Investing and Trading (trading for J.P. Morgan's own account), and the Equity Investment group, a relatively small segment that has been growing rapidly since it received regulatory approval to make its own direct equity investments in companies.

         GENERAL MOTORS CORP. (GM) is the world's largest industrial enterprise and the #1 manufacturer of cars and trucks. In the US its Buick, Cadillac, Chevrolet, Geo, GMC, Oldsmobile, Pontiac and Saturn brands account for about one out of 3 autos on the road. GM also provides financing through GMAC, makes vehicle components (Delphi Automotive), and produces automobiles for foreign manufacturers Holden, Opel, Isuzu, and Saab. Subsidiary Hughes Electronics makes automobile subsystems and develops telecommunications networks. About 1/3 of GM's sales are generated outside North America.

         EASTMAN KODAK CO. makes cameras, copiers, film, and projectors. The company is aggressively expanding and improving its digital imaging products and services for consumers and professionals in the US and its film products in the developing world, while continuing to defend its lucrative, market-leading, but mature US film business. Eastman Kodak is forming alliances with retailers to become their exclusive film brand.

         CHEVRON CORPORATION, international oil company, has net reserves of more than 4 billion barrels of oil. The integrated oil giant has operations that run the gamut from the wellhead to the self-service pump. Chevron holds about a 1/4 interest in NGC Corp., the largest natural gas and natural gas liquids wholesaler in North America, and a 50% stake in Caltex, a global refiner and marketer.

         AT&T CORP. is the US's #1 long-distance telephone carrier (ahead of MCI and Sprint). Facing increasing competition in a deregulated marketplace, the company has gone through a major restructuring, spinning off Lucent Technologies and NCR Corp., to focus on its communications services. Among those services are wireless phone service (including cellular, messaging, and air-to-ground services), Internet access (AT&T WorldNet), video entertainment (through an equity interest in DBS provider DIRECTV), and international telephone services. It also offers the AT&T Universal credit card.

         EXXON CORP. is the world's #2 oil company (behind Royal Dutch/Shell), Exxon has oil reserves of 6.6 billion barrels and gas reserves of 42.2 trillion cu. ft. The company operates or markets products in more than 100 countries. Each day Exxon sells about 65 million gallons of fuel to more than eight million motorists. Exxon also produces and sells other petrochemicals, mines coal and other minerals, and owns 60% of a Hong Kong electric power generating station.

         MINNESOTA MINING & MANUFACTURING CO. (3M) is a diversified manufacturer whose creations include masking tape, sandpaper, Scotch Magic Tape, Scotchgard Fabric Protector, and Post-it Notes. The company has spun off its data storage, billboard, and imaging businesses to focus on its Industrial and Consumer Sector (pressure-sensitive tapes, adhesives, abrasives, fluorochemicals, and nonwoven adhesives) and its Life Sciences Sector (medical/surgical supplies, drug delivery technologies, and dental products). Heavily committed to R&D, about 30% of the company's revenues are generated from products introduced within the past 4 years.

         INTERNATIONAL PAPER COMPANY is the world's leading producer of forest products and a leading distributor of paper (printing and writing papers, paperboard, linerboard, and cartons) and office supplies. The company's nonpaper offerings include chemicals (Arizona Chemical), nonwoven fabrics (Veratec), oil and gas, and photographic films (Anitec, Horsell, Ilford). It has production facilities in 31 countries and sells its products in more than 130 countries, although the US market accounts for nearly 3/4 of the company's sales.

         E.I. DUPONT DE NEMOURS & CO. is the #1 chemical company in the world. It is organized into 6 business segments: Chemicals (refrigerants, pigments, and polymer intermediaries), Fibers (Lycra, Tyvek, textiles, nylons), Polymers (elastomers, nylon resins, film, finishes, packaging materials), Petroleum (Conoco), Life Sciences (agricultural products, biotechnology, and pharmaceuticals), and Diversified Businesses (films, photopolymer and electronics, printing and publishing, and coal). DuPont has operations in about 70 countries. Its largest subsidiary, Conoco, is the 7th largest US oil company.

ILLINOIS BIG TEN

         The Illinois Big Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

         PEOPLE'S ENERGY CORPORATION
         UNR INDUSTRIES INC.
         UNITRIN, INC.
         NICOR, INC.
         LAWTER INTERNATIONAL, INC.
         ARTHUR J. GALLAGHER & COMPANY
         AMERITECH CORPORATION
         HOLLINGER INTERNATIONAL, INC.
         AMOCO CORPORATION
         WASTE MANAGEMENT INC.

         PEOPLE'S ENERGY CORPORATION is a holding company for 2 public utilities and 4 unregulated energy firms that serve Chicago and 54 communities in northeastern Illinois. The 2 public utilities (Peoples Gas Light and Coke and North Shore Gas) buy, store, distribute, and sell natural gas, and service more than 975,000 residential, commercial, and industrial accounts.

         UNR INDUSTRIES INC. makes and markets steel and steel products. Its industrial division makes mechanical and structural electric resistance welded steel tubing for use in industrial and commercial buildings, farm and auto equipment, vehicle trailers, bicycles, playground equipment, grocery carts, signposts, lampposts, furniture, and storage racks. It also makes automated inventory management products for the warehouse and distribution industry, including Easypick, an inventory picking, sorting, packing, and shipping system.

         UNITRIN, INC. is an insurance holding company. Subsidiaries United Insurance Company of America, Union National Life, and The Pyramid Life Insurance Co. sell traditional and group life insurance and individual health and Medicare supplement policies. Trinity Universal, Financial Indemnity, United Casualty Insurance Company of America, and Union National Fire Insurance offer automobile, homeowners, fire, commercial, and workers' compensation. Fireside Thrift finances used automobiles and makes personal loans. Unitrin also holds stakes in diversified manufacturer Curtiss-Wright, electronics maker Litton Industries, and oilfield services and industrial automation company Western Atlas.

         NICOR, INC. is a holding company for businesses engaged in gas distribution and containerized shipping. Its Northern Illinois Gas, responsible for most of NICOR's sales, serves more than 1.8 million customers in a 17,000 sq. mi. territory covering nearly 550 communities in northern and western Illinois. The company's Tropical Shipping subsidiary transports freight with its fleet of 14 vessels between the Port of Palm Beach, Florida, and 22 ports in the Caribbean, Central America, and Mexico.

         LAWTER INTERNATIONAL, INC. manufactures specialty chemicals. The company makes printing ink vehicles, slip additives, synthetic resins, hydrocarbons, fluorescent pigments and coatings, and thermographic compounds. It also makes thermographic and rota-matic equipment. Lawter International sells its products to companies that make printing ink, display advertising, plastics, rubber compounds, paints, coatings, and toys for use in greeting cards, specialty printing, business cards, stationery, and bottles. The company's top customers are BASF, Coates/Lorilleux, Dianippon Ink and Chemicals, Sicp, and Toyo.

         ARTHUR J. GALLAGHER & COMPANY provides insurance brokerage and risk management services from about 150 offices in the US and overseas. It primarily brokers insurance for corporations, governmental entities, and other institutions and individuals. Brokerage commissions from insurance companies generate more than 50% of the firm's revenue.

         AMERITECH CORPORATION, a regional Bell operating company (RBOC), focuses on core local telephone and cellular telecommunication services in the 5-state Great Lakes region of Illinois, Indiana, Michigan, Ohio, and Wisconsin. It is also the US's #2 security monitoring company. With 12 million local phone customers and 2.5 million cellular customers, the company is developing new long-distance and interactive services in an effort to transform itself into a full-service telecommunications company.

         HOLLINGER INTERNATIONAL, INC. publishes about 500 newspapers and other publications in the US, UK, Canada, and Israel, including 137 dailies with a combined circulation of 4 million. Its US operations, led by the CHICAGO SUN-TIMES (8th largest US daily), comprise 400 daily, nondaily, and free-circulation newspapers. The company controls Southam Inc., Canada's largest publisher of daily newspapers with 32 dailies and 58 nondailies. The company also publishes the DAILY TELEGRAPH, the leading broadsheet in the UK, and the JERUSALEM POST, Israel's only English-language daily.

         AMOCO CORPORATION is the US's 5th largest oil company. It has 9,300 gasoline retail outlets, mainly in the midwestern, eastern, and southeastern US. The company is the largest producer of natural gas in North America, and it conducts exploration and production activities in 19 countries. Amoco is also the world leader in a number of chemical products, including purified terephthalic acid (used to make polyester fabric and plastic containers) and polybutene (used in cable insulation, fuel additives, and adhesives). It is a leading producer of polypropylene, which is used in synthetic fabrics and fibers, as well.

         WASTE MANAGEMENT INC. (formerly WMX Technologies) provides waste management and recycling services. It is one of the world's largest waste collection and disposal companies, serving about 13 million residential, commercial, and industrial customers in North America. The company also provides international waste management services (particularly in Europe), treats and manages chemical and low-level radioactive wastes, provides recycling services, and operates trash to energy facilities.

MINNESOTA BIG TEN

         The Minnesota Big Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

         DELUXE CORPORATION
         JOSTENS, INC.
         GENERAL MILLS, INC.
         SUPERVALU, INC.
         INTERNATIONAL MULTIFOODS CORPORATION
         ST. PAUL COMPANIES, INC.
         MINNESOTA MINING & MANUFACTURING CO.
         POLARIS INDUSTRIES, INC.
         BEMIS COMPANY
         HORMEL FOODS CORP.

         DELUXE CORPORATION is a leading US supplier of checks and electronic payment services to the financial and retail industries. The company has expanded through 25 subsidiaries into fraud avoidance, form printing, and other businesses, such as mail-order greeting cards. Its Deluxe Financial Services unit produces the largest share of its income (nearly 3/4) and includes ATM cards, charge cards, and various collection services, in addition to the printing of checks and related documents for financial institutions. The Deluxe Electronic Payment Systems unit provides electronic funds transfer processing and software.

         JOSTENS, INC. Best known for its class rings and yearbooks, Jostens sells a wide range of products and services for the memento and recognition market. Its School Products Segment sells yearbooks and memory books, provides commercial printing services to elementary through college students, and takes class and individual school pictures. The company sells class and athletic rings and provides graduation announcements, caps, gowns, and diplomas to students in junior high, high school, and college. Jostens sells its products through 1,000 independent representatives.

         GENERAL MILLS, INC., one of the top US makers of consumer foods, makes the US's most popular cereal brand (Cheerios). It is the leading maker of flour (Gold Medal), dessert and baking mixes (Betty Crocker, Bisquick), dinner mixes (Hamburger Helper), and fruit snacks (Fruit Roll-Ups). The company is #2 for refrigerated yogurt (Yoplait), and popular snacks include Bugles and Pop Secret microwave popcorn. It also sells Betty Crocker cookbooks, licenses Betty Crocker housewares, and runs a food service division.

         SUPERVALU, INC. is among the US's top food distributors, supplying its 4,900 (primarily independent) supermarkets in 48 states with thousands of grocery and nongrocery items, including produce, meat, dairy products, paper goods, and clothes. SUPERVALU has realigned its operations into 4 logistical and 6 marketing regions and opened new distribution centers to increase operating efficiency and profitability. The company also operates more than 320 of its own supermarkets under the Cub Foods, Shop-N-Save, and other names.

         INTERNATIONAL MULTIFOODS CORPORATION is the US's #1 distributor to the vending industry. A diversified food processor, it distributes more than 8,000 food products (candy, snacks, juices, and coffee) to vending machine operators, coffee service operators, and other concessionaires, as well as cheese and other items to independent pizza restaurants. In addition, the company produces more than 3,000 products, such as baking mixes for grocery stores and the food-service industry in the US and Canada. Multifoods also has operations in Venezuela and exports to Asia, the Caribbean, and Russia.

         ST. PAUL COMPANIES, INC. is Minnesota's largest insurer. Through its subsidiaries, the company offers property/casualty insurance, reinsurance, and investment services. St. Paul Fire and Marine sells commercial insurance (including general liability, customized coverage, and workers' compensation) and personal lines (including home and auto coverage).

         MINNESOTA MINING & MANUFACTURING CO. (3M) is a diversified manufacturer whose creations include masking tape, sandpaper, Scotch Magic Tape, Scotchgard Fabric Protector, and Post-it Notes. The company has spun off its data storage, billboard, and imaging businesses to focus on its Industrial and Consumer Sector (pressure-sensitive tapes, adhesives, abrasives, fluorochemicals, and nonwoven adhesives) and its Life Sciences Sector (medical/surgical supplies, drug delivery technologies, and dental products). Many of the company's 50,000 products dominate their respective markets. Heavily committed to R&D, about 30% of the company's revenues are generated from products introduced within the past 4 years.

         POLARIS INDUSTRIES, INC. is the world's #1 maker of snowmobiles, with 38% of the market. It's also a leading maker of personal watercraft and 4- and 6-wheel all-terrain recreational and utility vehicles, and the company plans to make cruiser-style motorcycles. Polaris also makes replacement parts, accessories and recreational clothing and gear. It sells through 2,000 dealers in North America and 60 distributors in 118 countries.

         BEMIS COMPANY manufactures a broad line of flexible packaging materials including coated and laminated films, and polyethylene and paper bag packaging. The company also produces specialty coated and graphics products ranging from label items to pressure sensitive papers and graphic films. While the food industry accounts for roughly 70% of its sales, Bemis also markets (primarily through its own sales force) to agricultural, chemical, medical, personal care, and printing industries. Its production facilities and sales offices are located throughout the US as well as in Australia, Canada, Europe, Mexico, and Southeast Asia.

         HORMEL FOODS CORP. is a diversified food producer. Perhaps best known for its SPAM canned meat, the company also offers Jennie-O turkey roast, Dinty Moore beef stew, Quick Meal frozen foods, and Hormel chili. Other products include Peloponnese olive oil and stuffed grape leaves, Chi-Chi's salsa, and House of Tsang oils, marinades, and sauces. The company operates processing and packaging facilities in 10 states and sells its products in 50 countries around the world.

MISSOURI BIG TEN

         The Missouri Big Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

         BROWN GROUP, INC.
         LACLEDE GAS COMPANY
         ANHEUSER-BUSCH COMPANIES, INC.
         MAGNA GROUP, INC.
         MERCANTILE BANCORPORATION
         MAY DEPARTMENT STORES COMPANY
         H&R BLOCK, INC.
         CPI CORP.
         EMERSON ELECTRIC COMPANY
         KANSAS CITY LIFE INSURANCE COMPANY

         BROWN GROUP, INC. is a leading footwear retailer. The company owns and operates about 800 Famous Footwear stores, the largest chain of branded family shoes in the US; almost 450 Naturalizer stores; and 16 F. X. LaSalle stores (in Canada). Besides its venerable Buster Brown line, shoe brands include Regal (men's), Wildcats (kids'), and Naturalizer, one of the best-known women's shoe brands in the US. Brown distributes its footwear internationally through about 10,000 retailers, including independent, chain, and department stores.

         LACLEDE GAS COMPANY is a public utility that transports and sells natural gas to residential, commercial, and industrial utility customers in eastern Missouri. It purchases natural gas from about 45 suppliers and transports it through the pipeline systems of the Mississippi River Transmission Corp. and Missouri Pipeline Co. Subsidiary Laclede Pipeline Co. owns and operates a propane pipeline that connects the parent company's propane storage facilities in Missouri to propane supply terminals in Illinois.

         ANHEUSER-BUSCH COMPANIES, INC., the largest beer maker in the US with 45% of the market, is also the world's largest brewer. The company makes leading brands Budweiser, Bud Light, Michelob, and Busch, as well as specialty beers including ZiegenBock Amber, Red Wolf Lager, and O'Doul's (nonalcoholic). The company has joint ventures in Japan, Mexico, China, several South American countries, and throughout Europe. It also operates theme parks (Busch Gardens, Sea World) and water parks (Water Country, U.S.A., Adventure Island).

         MAGNA GROUP, INC. is a multibank holding company for Magna Bank of Illinois, Magna Bank of Iowa, and Magna Bank of Missouri. The banks provide business, retail, trust, asset management, correspondent, leasing, insurance, mortgage banking, real estate, and investment services to individual and commercial customers. Magna Group operates a network of 103 banking centers in 64 communities and via 90 Magna Carta automated teller machines.

         MERCANTILE BANCORPORATION is a commercial banking institution with more than 70 banks operating from more than 500 locations in Missouri, Illinois, eastern Kansas, northern Iowa, and Arkansas, a federal savings bank in Davenport, Iowa, and several nonbanking subsidiaries. The company offers a full range of banking services, including savings and demand deposits; commercial, consumer, and real estate financing; bank credit cards; safe deposit services; brokerage and investment management; credit life insurance; asset-based lending; and trust services.

         MAY DEPARTMENT STORES COMPANY is the US's #3 upmarket department store operator (after Dayton Hudson and Federated), with about 365 stores. The St. Louis-based company operates units in about 30 states under such well-known names as Lord & Taylor (New York), Foley's (Houston), Filene's (Boston), Hecht's (Washington, DC), Robinsons-May (Los Angeles), Famous-Barr (St. Louis), Meier & Frank (Portland, Oregon), Kaufmann's (Pittsburgh), and Strawbridge's (Philadelphia).

         H&R BLOCK, INC. is a leading provider of financial and tax services. The company's financial subsidiaries include Block Financial, Block Investment, and Option One Mortgage, and they offer investment and securities trading advice. The company also has major tax operations in Canada and Australia.

         CPI CORP. is a market leader in preschool portrait photography and wall decor retailing. The company licenses over 1,000 Sears Portrait Studios in the US, Canada, and Puerto Rico. Sears studios account for over 60% of CPI's sales. Subsidiary Prints Plus is a leading retailer of posters, prints, and custom framing services with 156 mall stores across the US. CPI has entered into a joint venture with Eastman Kodak Company to remake CPI's Fox Photo into a specialized imaging service using digital-imaging technology. The company operates 484 photofinishing locations under the names Fox Photo, Proex, and CPI Photo Finish.

         EMERSON ELECTRIC COMPANY makes electronic components and electric motors. It also makes a wide variety of other equipment ranging from compressors and diesel generators to hand tools and welding equipment. Emerson's commercial and industrial segment makes process control systems, industrial motors and machinery, and other electronic products. The company's brand names include Fisher Controls, Rosemount, and Western Forge.

         KANSAS CITY LIFE INSURANCE COMPANY sells individual life and annuity products through general agents in nearly every state in the US. It also offers variable annuity and universal life insurance. It has 2 life insurance subsidiaries. Sunset Life, based in Olympia, Washington, offers the same types of policies as Kansas City Life, primarily west of the Mississippi. The other, Old American Insurance (OAIC), shares offices with its parent company in Kansas City, Missouri, and focuses mainly on burial and other final needs insurance.

PACIFIC TEN

         The Pacific Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

         MICROSOFT CORPORATION
         INTEL CORPORATION
         HEWLETT-PACKARD COMPANY
         DISNEY (WALT) COMPANY
         CISCO SYSTEMS, INC.
         CHEVRON CORPORATION
         BANKAMERICA CORPORATION
         ORACLE CORPORATION
         BOEING COMPANY
         ATLANTIC RICHFIELD COMPANY

         MICROSOFT CORPORATION is the world's #1 independent software company. Its software products include operating systems (Windows and its myriad versions), spreadsheets (Excel), word processing (Word), games, and reference products. Its Microsoft Network (MSN) offers proprietary online content, with NBC, the company operates cable news channel MSNBC.

         INTEL CORPORATION is the world's #1 maker of microprocessors, with 90% of the market. Its microprocessors -- including the Pentium -- have been providing the brains for IBM-compatible PCs since 1981. The company has plants in Ireland, Israel, Malaysia, the Philippines, and the US. Nearly 60% of its sales are outside the US.

         HEWLETT-PACKARD COMPANY (HP) ranks among the top 10 providers of desktop computers (#6), servers (#2), peripherals (#2), and services such as systems integration (#4). Computers, peripherals, and computer-related services account for more than 80% of sales. The company also makes chemical analysis and electronic testing equipment and medical electronics. HP is developing cable TV products with Comcast, the US's #3 cable operator, and handheld devices for voice, fax, and data communications with Finland's Nokia, the #2 maker of portable phones.

         DISNEY (WALT) COMPANY, the world's 2nd largest media conglomerate, has interests in movie production (including Buena Vista Television, The Disney Channel, Miramax Film Corp., and Touchstone Pictures), theme parks (including Disneyland, Disneyland Paris, and Epcot), publication companies (Disney Hachette Presse, Disney Press, Hyperion Press, and Mouse Works), and professional sports franchises (the Mighty Ducks of Anaheim hockey team). Disney's ABC, Inc., division includes the ABC TV network, several TV stations, and shares in 3 cable channels, including ESPN.

         CISCO SYSTEMS, INC., is considered the premier supplier of products that link LANs and WANs. It has 70% of the market for routers (which tell messages where to go) but ranks #2 in overall networking equipment sales, after 3Com. Cisco also makes switches, dial-up access servers, and network management software. Strategic relationships with the industry's biggest players, including Microsoft and Intel, and telecoms such as MCI are boosting Cisco's influence on the networking industry.

         CHEVRON CORPORATION, an international oil company, has net reserves of more than 4 billion barrels of oil. The integrated oil giant has operations that run the gamut from the wellhead to the self-service pump. Chevron holds about a 1/4 interest in NGC Corp., the largest natural gas and natural gas liquids wholesaler in North America, and a 50% stake in Caltex, a global refiner and marketer.

         BANKAMERICA CORPORATION (BAC) is the US's 3rd largest banking company behind Chase Manhattan and Citicorp. It offers financial services throughout the US and 37 other countries. Basic consumer banking services are a major segment of BAC's business. Other sectors include US corporate and international banking, commercial real estate, middle-market banking to medium-size businesses, and "wealth management" for individuals and institutions. Customers can bank at supermarkets, by phone, via the Internet, or at almost 2,000 branches in 11 states.

         ORACLE CORPORATION is the leading developer of database management systems software, which allows multiple users and applications to use the same data at the same time. Oracle8, a faster, more flexible version of the firm's database software that was released in 1997, also provides support for a system of network computers -- stripped-down, low-cost computer terminals operated through a control server. Oracle also makes application development productivity tools, computer-automated software engineering products, and document automation products.

         BOEING COMPANY, the world's leading maker of commercial jet aircraft, became the #1 aerospace company in the world following its 1997 merger with McDonnell Douglas, the world's #1 military aircraft maker. The company's Boeing 737, the best-selling jetliner in aviation history, is still its top seller. Boeing's Defense & Space Group is developing the F-22 fighter (with Lockheed Martin), the V-22 Osprey tiltrotor aircraft (with Bell Helicopter Textron), and the RAH-66 Comanche helicopter (with Sikorsky). The McDonnell purchase adds the F/A-18 Hornet and F-15 Eagle warplanes to the stable.

         ATLANTIC RICHFIELD COMPANY is an integrated oil company engaged in the exploration, production and marketing of crude oil, natural gas and natural gas liquids, as well as the refining, marketing and transportation of petroleum products.

         GENERAL. Investors should note that the previous criteria were applied to the Securities selected for inclusion in each Trust portfolio as of the Stock Selection Date. Since the Sponsor may deposit additional Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the Securities would no longer be chosen for deposit into a Trust if the selection process were to be made again at a later time.

         Each Trust consists of those Securities listed under "Schedule of Investments" as may continue to be held from time to time in that Trust and any additional Securities acquired and held by that Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in that Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

         Because certain of the Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the portfolios are not managed, the Sponsor may instruct the Trustee to sell Securities from a Trust under certain limited circumstances. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in that Trust and either sold by the Trustee or held in that Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). See "Trust Administration -- Portfolio Administration."

         Unitholders will be unable to dispose of any of the Securities as such and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.


RISK FACTORS

         GENERAL. With the exception of the Pacific Ten Trust, the Securities selected for the Trusts generally share attributes that have caused them to have lower prices or higher yields relative to other stocks in their respective index. The Securities may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. There can be no assurance that the market factors that caused the relatively low prices and high dividend yields of the Securities will change, that any negative conditions adversely affecting the stock prices will not deteriorate, that the dividend rates on the Securities will be maintained or that share prices will not decline further during the life of the Trusts, or, in the case of the Power Five Trust or the Power Ten Trust, that the Securities will continue to be included in the DJIA.

         An investment in Units of the Trusts should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends, which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a portfolio may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

       Certain of the Trusts may be concentrated in common stocks of banks, thrifts or their holding companies. An investment in such a Trust should be made with an understanding of the risks inherent in the financial institutions industry in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, competition from new entrants in their fields of business and state and federal regulations. Banks and thrifts are highly dependent on net interest income. Recent profits have benefited from the relatively high yield on earning assets and relatively low cost of funds. There is no certainty that such conditions will continue, especially in a rising interest rate environment. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks, thrifts or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

       Certain of the Trusts may be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of such companies depends in substantial part on the timely and successful introduction of new products or services. An unexpected change in one or more of the technologies affecting an issuer's products or services or in the market for products or services based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that such issuers will be able to respond timely to compete in the rapidly developing marketplace.

         Based on the trading history of technology companies' common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. In addition, many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of such securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuer's technology.

         Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemption, and the value of a Trust, will be adversely affected if trading markets for the Securities are limited or absent.

         The Power Five Trust may be subject to additional risks due to the relative lack of diversification of its portfolio, which only contains securities of five issuers. A non-diversified portfolio is believed to be subject to greater risks because adverse effects on the Trust's security holdings may affect a larger portion of its overall assets.

         TAXATION

         GENERAL. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "CODE"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

         In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

         1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust assets when such income is considered to be received by a Trust.

         2. Each Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are reinvested.

         3. Each Unitholder will have a taxable event when their respective Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an In-Kind Distribution of stocks is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by a Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

         4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the New Trusts will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trusts in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized.

         5. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for a Trust is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under
Section 264A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

         DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under, and during the period specified in, Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

         LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

         RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY A TRUST OR DISPOSITION OF UNITS. AS discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) are subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. In particular, net capital gain, excluding net gain from property held more than one year but not more than 18 months and gain on certain other assets, is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Net capital gain that is not taxed at the maximum marginal stated tax rate of 20% (or 10%) as described in the preceding sentence, is generally subject to a maximum marginal stated tax rate of 28%. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Net short-term capital gain is taxed at the same rate as ordinary income. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

         In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

         If a Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Securities represented by the Unit. The 1997 Tax Act includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

         SPECIAL TAX CONSEQUENCES OF IN-KIND DISTRIBUTIONS UPON REDEMPTION OF UNITS, TERMINATION OF A TRUST AND INVESTMENT IN A NEW TRUST. As discussed in "Rights of Unitholders -- Redemption of Units" and "Trust Administration -- Amendment or Termination," under certain circumstances a Unitholder who owns Units worth at least $100,000 of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders -- Distributions of Income and Capital." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

         The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by such Trust.

         Because the Trusts will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by a Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

         As discussed in "Special Redemption and Rollover in a New Fund," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of a New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

         COMPUTATION OF UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in a Trust in accordance with the proportion of the fair market values of such Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

         A Unitholder's tax basis in his Units and his pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by such Trust which are not taxable as ordinary income as described above.

         OTHER MATTERS. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trusts (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

         Unitholders will be notified annually of the amount of dividends includible in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

         Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

         In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

         The foregoing discussion relates only to United States Unitholders with regard to United States federal income taxes; Unitholders may be subject to foreign, state or local taxation in other jurisdictions. The term U.S. Unitholder means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential state or local taxation with respect to the Units.


TRUST OPERATING EXPENSES

         COMPENSATION OF SPONSOR. With the exception of brokerage fees discussed under "The Trust," the Sponsor will not receive any fees in connection with its activities relating to the Trusts. The Distributor, an affiliate of the Sponsor, will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering -- Sponsor, Distributor and Dealer Compensation."

         TRUSTEE'S FEE. For its services the Trustee will receive the annual fee set forth under "Summary of Essential Financial Information." The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders -- Reports Provided" and "Trust Administration."

         MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to each Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trusts and charged off at the end of the initial offering period which is currently expected to be approximately two months from the Initial Date of Deposit. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect that Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without gross negligence, bad faith, reckless disregard of its duty or wilful misconduct on its part and
(g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of that Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on that Trust's portfolio. Since the Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Taxation."


PUBLIC OFFERING

         GENERAL. Units are offered at the Public Offering Price which is based on the aggregate underlying value of the Securities in a Trust plus or minus cash, if any, in the Capital and Income Accounts of such Trust, and includes an initial sales charge equal to the difference between the maximum total sales charge for a Trust (4.50% of the Public Offering Price) and the maximum deferred sales charge for each Trust ($0.350 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit, payable on the first day of each month, over the period commencing January, 1998 through November, 1998 (the "First Year Deferred Period") and again over the period commencing January, 1999 through November, 1999 (the "Second Year Deferred Period"). Unitholders who elect to roll their Units into a new Series of the Trusts during the Interim Special Redemption Period (as described under "Special Redemption and Rollover in a New Fund") or Unitholders who sell or redeem their Units at or before the end of the Interim Special Redemption Period will not be assessed a deferred sales charge for the Second Year Deferred Period. The monthly amount of the deferred sales charge will accrue on a daily basis from the 1st day of the month preceding a deferred sales charge payment date. For example, Unitholders of record on the Initial Date of Deposit will pay an initial sales charge of 1.0% of the Public Offering Price and will be subject to a deferred sales charge of 3.50% of the Public Offering Price (payable in monthly installments of $0.0175 per Unit on the dates set forth above). The deferred sales charge as a percentage of the Public Offering Price of the Units will fluctuate with changes in the Public Offering Price per Unit. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge accrual will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge for each Trust assessed to Unitholders on a per Unit basis will be 4.5% of the Public Offering Price (4.545% of the aggregate value of the Securities). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts of each Trust. The initial sales charge for each Trust applicable to quantity purchases is reduced on a graduated basis to any person acquiring $100,000 worth of Units as follows (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

         Aggregate Dollar Value                   Dollar Amount of Sales Charge
         of Units Purchased                      Reduction Per Dollar Invested *
         ------------------                      -------------------------------
         $100,000 - $249,999...........................       $.0050
         $250,000 or More..............................       $.0100
         * The reduction will be the lesser of the amount shown or the initial sales charge.

         The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. Registered representatives of selling brokers, dealers, or agents may purchase Units of a Trust without an initial sales charge in the initial offering period. In addition, investors may invest termination proceeds of unit investment trusts with similar strategies into a Trust subject only to the deferred sales charges. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, related companies to the Sponsor, and a registered representative purchasing for such representative's personal account may purchase Units of the Trusts without an initial sales charge in the initial offering period.

         Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the initial offering period at the Public Offering Price less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering -- Unit Distribution."

         OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

         As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the maximum total sales charge for each Trust (4.50% of the Public Offering Price) and the maximum deferred sales charge for each Trust ($0.350 per Unit) and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of the close of business on the day before the Initial Date of

Deposit was made on the basis of an evaluation of the Securities prepared by the Evaluator. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the Trusts, will be held until the next determination of price. Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering-General."

         The value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above.

         In offering the Units to the public, neither the Sponsor, nor any broker-dealers are recommending any of the individual Securities in the Trusts but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

         UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by an affiliate of the Sponsor, Delaware Distributors, L.P. (the "Distributor"), broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period (which is expected to be approximately 2 months from the Initial Date of Deposit), Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

         The Sponsor intends to qualify the Units of the Trusts for sale in a number of states. Certain commercial banks are making Units of each Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

         SPONSOR, DISTRIBUTOR AND DEALER COMPENSATION. The Distributor will receive the gross sales commission equal to 4.50% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne, in part, by the selling dealer or agent. Sales will be made to brokers, dealers and agents which represent a concession or agency commission of $.21 per Unit for primary sales. Brokers, dealers and agents will receive a concession or agency commission of $.11 per Unit on purchases by Rollover Unitholders or when Units remain in the Trust subsequent to the Interim Special Redemption Period. However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Distributor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

         At various times the Distributor may implement programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Distributor will re-allow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Distributor, or participate in sales programs sponsored by the Distributor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Distributor in its discretion may from time to time pursuant to objective criteria established by the Distributor pay fees to qualifying brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Distributor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.

         In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Schedule of Investments." The Sponsor and the Distributor have not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trusts. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor. Certain broker-dealers acquired or will acquire the securities for the Sponsor and thereby benefit from transaction fees. Such broker dealers in their general securities business act as agent or principal in connection with the purchase and sale of equity securities, including the Securities in the Trusts, and may act as a market maker in certain of the securities. Such broker dealers also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Securities of the Trusts.

         A person will become the owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Distributor prior to the date of settlement for the purchase of Units may be used in the Distributor's business and may be deemed to be a benefit to the Distributor, subject to the limitations of the Securities Exchange Act of 1934.

         As stated under "Public Market" below, the Distributor currently intends to maintain a secondary market for Units of each Trust. In so maintaining a market, the Distributor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Distributor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

         PUBLIC MARKET. Although it is not obligated to do so, the Distributor currently intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Securities in the Trusts (computed as indicated under "Offering Price" above and "Rights of Unitholders -- Redemption of Units"). If the supply of Units exceeds demand or if some other business reason warrants it, the Distributor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders -- Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the First Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. Units held in the Trusts subsequent to the Interim Redemption Period which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption.

         TAX-SHELTERED RETIREMENT PLANS. Units of each Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of a Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is $250.


RIGHTS OF UNITHOLDERS

         CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trusts will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

         Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

         DISTRIBUTIONS OF INCOME AND CAPITAL. Any dividends received by a Trust with respect to the Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of such Trust.

         The Trustee will distribute any net income received with respect to any of the Securities in each Trust on or about the Income Distribution Date to Unitholders of record on the preceding Income Record Date. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed on the last day of each month to Unitholders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in money market funds or U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

         The distribution to Unitholders as of the record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

         As of the first day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account amounts necessary to pay the expenses of the individual Trusts (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of that Trust's assets available for distribution to Unitholders until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

         It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

         REINVESTMENT OPTION. Unitholders of the Trusts may elect to have distributions of income, and/or capital on their Units automatically reinvested, or redemption proceeds exchanged, in shares of any mutual fund in the Delaware Group of Mutual Funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds."

         Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder should obtain a prospectus for the respective Reinvestment Fund by writing to Delaware Distributors, L.P. at 1818 Market Street, Philadelphia, Pennsylvania, 19103, or by phone at 800-362-7500.

         After becoming a participant in a reinvestment plan, redemption proceeds or each distribution of income and/or capital on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the closing of trading on the New York Stock Exchange on such date.

         Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

         A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its principal underwriter and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

         REPORTS PROVIDED. The Trustee shall furnish Unitholders of the Trusts in connection with each distribution, a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of the respective Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of that Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of that Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by a Trust and the number of Units of that Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of that Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of that Trust, separately stated, expressed as total dollar amounts.

         In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in each Trust furnished to it by the Evaluator.

         REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, The Chase Manhattan Bank, Bowling Green Station, P.O. Box 5185, New York, New York 10274-5185, and in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged (however, any remaining deferred sales charge will be assessed as described below). On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units as of the Evaluation Time set forth under "Summary of Essential Financial Information." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day, as defined under "Public Offering -- Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

         Any Unitholder who tenders Units worth $100,000 or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distributions of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price per Unit, as determined as of the evaluation next following tender. To the extent possible, In-Kind Distributions shall be made by the Trust through the distributions of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his or her pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering

Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of the Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

         Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distributions made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

         The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of such Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Sponsor for this purpose. Units so redeemed shall be canceled. Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the First Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. Units held in the Trusts subsequent to the Interim Redemption Period which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption.

         To the extent that Securities are sold, the size of a Trust will be, and the diversity of that Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

         The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit determined on the basis of (i) the cash on hand in a Trust,
(ii) the value of the Securities in a Trust and (iii) dividends receivable on the Securities of a Trust trading ex-dividend as of the date of computation, less amounts representing taxes or other governmental charges payable out of a Trust and the accrued expenses of a Trust. The Evaluator may determine the value of the Securities in a Trust in the following manner: if the Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Securities in a Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (i) on the basis of current bid prices for comparable securities, (ii) by appraising the value of the Securities of that Trust on the bid side of the market or (iii) by any combination of the above.

         The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

         SPECIAL REDEMPTION AND ROLLOVER IN A NEW FUND. The Sponsor intends to create a new Series of the Trusts (the "New Trusts") approximately 13 months after the Initial Date of Deposit of each Trust and also in conjunction with the termination of each Trust (approximately two years after the Initial Date of Deposit). Unitholders will have the option to roll the proceeds of their Units into a New Trust after either 13 months (the "Interim Rollover") or two years (the "Final Rollover"). Unitholders electing to roll their proceeds into a New Trust during the Interim Rollover shall be referred to as "Interim Rollover Unitholders" while Unitholders electing to roll their proceeds into a New Trust at termination shall be referred to as "Final Rollover Unitholders." Collectively both the Interim and Final Rollover Unitholders shall be referred to as "Rollover Unitholders." To elect a Rollover option, Unitholders must affirmatively notify the Trustee in writing that he or she desires to roll over his or her Units by the applicable Rollover Notification Date specified in the "Summary of Essential Financial Information."

         All Units of Rollover Unitholders will be redeemed during either the Interim Special Redemption Period or the Final Special Redemption Period, depending on the election of the Rollover Unitholder, and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. During the applicable Special Redemption Period (as set forth in "Summary of Essential Financial Information"), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

         The Distribution Agent will engage the Sponsor as its agent to sell the distributed Securities. The Sponsor will attempt to sell the Securities as quickly as is practicable during the applicable Special Redemption Periods. The Sponsor does not anticipate that the sale of Securities during the applicable Special Redemption Periods will take longer than 10 business days, and it could be as short as one day, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

         It is expected (but not required) that the Sponsor will generally adhere to the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the applicable Special Redemption Period; for less liquid Securities, on each of the first two days of the applicable Special Redemption Period, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the closing sale price of those Securities on the preceding day. Thereafter, the Sponsor intends to sell without any price restrictions at least a portion of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the applicable Special Redemption Period.

         Pursuant to an exemptive order from the Securities and Exchange Commission, each terminating Trust (and the Distribution Agent on behalf of Rollover Unitholders) may sell Securities to the New Trusts if those Securities continue to meet the individual Trust's strategy as set forth under "Objectives and Securities Selection." The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those Securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of each Trust.

         The Rollover Unitholders' proceeds will be invested in the next subsequent series of a Trust (as selected by the Unitholder) if then registered in such state and being offered, the portfolio of which will be selected prior to the initial date of deposit of the New Trust. The proceeds of redemption available on each day will be used to buy New Trust units in the portfolio as the proceeds become available.

         The Sponsor intends to create the New Trusts as quickly as possible after the commencement of the applicable Special Redemption Period, dependent upon the availability and reasonably favorable prices of the Securities included in the New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units at any time it chooses, regardless of whether all proceeds of a Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed shortly after the applicable Special Redemption Period.

         Any Rollover Unitholder may thus be redeemed out of the Fund and become a holder of an entirely different unit investment trust in the New Trust with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold during the applicable Special Redemption Periods. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the New Trust portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be identical to the deferred sales charge component of the Trusts).

         This process of redemption and rollover into a New Trust is intended to allow for the fact that the portfolio selected by the Sponsor is chosen on the basis of growth and income potential only for a limited time, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for each New Trust and each subsequent series of the Fund, approximately one year and two years after that Series' creation.

         The Sponsor believes that the gradual redemption and rollover in the Trusts will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities in the Trusts in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unitholders could then receive a less favorable average unit price than if they bought all their units of the New Trust on any given day of the applicable Special Redemption Periods.

         It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a reduction for certain capital losses and, due to the procedures for investing in the subsequent New Trusts, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. The 1997 Tax Act reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Rollover Unitholders participating in the Final Rollover would qualify for such treatment whereas Rollover Unitholders participating in the Interim Rollover would be subject to a maximum stated marginal tax rate of 28%. See "Taxation."

         In addition, during this period a Unitholder will be at risk to the extent that the Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested. For this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

         Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated by either the Interim or Final Rollover Notification Date ("Remaining Unitholders") will continue to hold Units of a Trust as described in this Prospectus until that Trust is terminated or until the Mandatory Termination Date listed in the "Summary of Essential Financial Information," whichever occurs first. These Remaining Unitholders will not realize capital gains or losses due to the Special Redemption and Rollover and except as provided under "Public Offering," will not be charged any additional sales charge. If a large percentage of Unitholders become Rollover Unitholders, the aggregate size of that Trust will be sharply reduced and, as a consequence, expenses might constitute a higher percentage amount per Unit of the Trust than prior to such Special Redemption and Rollover. That Trust might also be reduced to the Minimum Termination Value set forth in the "Summary of Essential Financial Information" because of the lesser number of Units in the Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Securities; if so, the Sponsor could then choose to liquidate the Trust without the consent of the remaining Unitholders. See "Trust Administration -- Amendment or Termination." The Securities remaining in that Trust after the Final

Special Redemption Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Securities.

         The Sponsor may, for any reason, decide not to sponsor the New Trusts or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the applicable Special Redemption Period would have commenced. All Unitholders will then be Remaining Unitholders, with rights to ordinary redemption as before. The Sponsor may modify the terms of the New Trusts or any subsequent series of the Fund. The Sponsor may also modify the terms of the applicable Special Redemption and Rollover in the New Trusts upon notice to the Unitholders prior to the applicable Rollover Notification Date specified in the related "Summary of Essential Financial Information."


TRUST ADMINISTRATION

         DISTRIBUTOR PURCHASES OF UNITS. The Trustee shall notify the Distributor of any Units tendered for redemption. If the Distributor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Distributor may be tendered to the Trustee for redemption as any other Units.

         The offering price of any Units acquired by the Distributor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Distributor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

         PORTFOLIO ADMINISTRATION. The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trusts will not be managed, the Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the price of a Security having declined to such an extent as a result of serious adverse credit factors affecting the issuer of the Security such that in the opinion of the Sponsor the retention of such Security would be detrimental to the Trusts. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. The proceeds from such sales, if any, will be deposited in the Capital Account of a Trust. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders, to pay any accrued deferred sales charge or to meet redemptions. Except as stated under "Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited.

         As indicated under "Rights of Unitholders -- Redemption of Units" above, the Trustee may also sell Securities designated by the Sponsor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

         The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities in that Trust. To the extent this is not practicable, the composition and diversity of the Securities in such Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

         AMENDMENT OR TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of such Trust then outstanding, provided that no such amendment or waiver will reduce the interest in that Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment requiring the consent of the Unitholders or of any other amendment if directed by the Sponsor promptly after execution thereof.

         A Trust may be liquidated at any time by consent of Unitholders representing 66-2/3% of the Units of that Trust then outstanding or by the Trustee when the value of the Securities owned by such Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of that Trust not yet sold are tendered for redemption by the Underwriters or the Sponsor, such that the net worth of that Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, including the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

         Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Securities. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders and will include with such notice a form to enable Unitholders to elect an In-Kind Distribution of shares of Securities (reduced by customary transfer and registration charges), if such Unitholder owns at least $100,000 worth of Units of a Trust, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of the Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. A Unitholder may, of course, at any time after the Securities are distributed, sell all or a portion of the shares. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of that Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts of that Trust.

         The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of each Trust pursuant to the Rollover Option (see "Rights of Unitholders -- Special Redemption and Rollover in a New Fund"). There is, however, no assurance that units of any new series of such Fund will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders. The Sponsor will attempt to sell any remaining Securities as quickly as possible commencing on the Mandatory Termination Date without, in the judgment of the Sponsor, materially adversely affecting the market price of the Securities. The Sponsor does not anticipate that the period will be longer than 10 business days, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available on any particular day.

         Within a reasonable period after the final distribution, Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

         LIMITATIONS ON LIABILITIES. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

         The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trusts which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

         The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

         SPONSOR. Delaware Management Company, Inc. is the Sponsor of the Fund and Delaware Distributors, L.P. is the primary Distributor of Fund Units. Both the Sponsor and Distributor are indirect, wholly owned subsidiaries of Lincoln National Corporation ("LNC"). LNC, headquartered in Fort Wayne, Indiana, owns and operates insurance and investment management businesses, including Delaware Management Holdings, Inc. ("DMH"). Affiliates of DMH serve as adviser, distributor and transfer agent for the Delaware Group of Mutual Funds, including the Delaware-Voyageur Funds.

         As of September 30, 1997, affiliates of DMH, including the Sponsor, had assets under management of approximately $40 billion in mutual fund and institutional accounts, and served as investment adviser to more than 90 mutual fund portfolios. The principal business address for the Sponsor is One Commerce Square, Philadelphia, Pennsylvania 19103; the principal business address for the Distributor is 1818 Market Street, Philadelphia, Pennsylvania 19103. (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed information will be made available by the Sponsor upon request.)

         If the Sponsor shall fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement.

         EVALUATOR. The Trustee serves as Evaluator. The Evaluator may resign or be removed by the Trustee (or by the Sponsor if the Trustee is the Evaluator) in which event the Sponsor and/or the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.

         TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

         The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for any Trust portfolio.

         In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder of a Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders -- Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trusts.

         Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of the Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

         Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United

States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

         OTHER MATTERS

         LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

         INDEPENDENT AUDITORS. The statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included herein in reliance upon such report given the authority of such firm as experts in accounting and auditing.

                         REPORT OF INDEPENDENT AUDITORS

         TO THE SPONSOR, TRUSTEE AND THE UNITHOLDERS OF DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14:

         We have audited the accompanying statements of net assets, including the schedules of investments, of Delaware - Voyageur Unit Investment Trust, Series 14 (comprised of the Power Five Equity Trust, Series 2, the Power Ten Equity Trust, Series 2, the Illinois Big Ten Equity Trust, Series 8, the Minnesota Big Ten Equity Trust, Series 9, the Missouri Big Ten Equity Trust, Series 8 and the Pacific Ten Equity Trust, Series 4) as of the opening of business on November 4, 1997. The statements of net assets are the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by the Trustee and deposited in the Trust on November 4, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of each of the respective series constituting the Delaware - Voyageur Unit Investment Trust, Series 14 at the opening of business on November 4, 1997, in conformity with generally accepted accounting principles.


                                             ERNST & YOUNG LLP


Philadelphia, Pennsylvania
November 4, 1997

              DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14
                            STATEMENTS OF NET ASSETS
 AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT, NOVEMBER 4, 1997

                                                                            Power          Power        Illinois
                                                                             Five           Ten          Big Ten
                                                                           Series 2       Series 2      Series 8
                                                                           --------       --------      --------
INVESTMENT IN SECURITIES
Contracts to Purchase Securities(1).....................................   $153,971       $152,422      $149,856
Organizational and Offering Costs(2)....................................     16,472         16,472        12,429
                                                                           --------       --------      --------
       Total............................................................   $170,443       $168,894      $162,285
                                                                           ========       ========      ========
LIABILITY AND INTEREST OF UNITHOLDERS
Liabilities --
Accrued Organizational and Offering Costs(2)............................   $ 16,472       $ 16,472      $ 12,429
Payment of Deferred Portion of Sales Charge(3)..........................      5,444          5,389         5,298
                                                                           --------       --------      --------
       Total Liabilities................................................   $ 21,916       $ 21,861      $ 17,727
    Interest of Unitholders 15,553, 15,396 and 15,137 Units,
    respectively of fractional undivided interest outstanding:
Cost to Investors(4)....................................................   $155,530       $153,960      $151,370
Gross Underwriting Commission(4),(5)....................................     (7,003)        (6,927)       (6,812)
                                                                           --------       --------      --------
Net Amount Applicable to Unitholders....................................   $148,527       $147,033      $144,558
                                                                           --------       --------      --------
       Total............................................................   $170,443       $168,894      $162,285
                                                                           ========       ========      ========

1 The aggregate value of the Securities listed under "Portfolio" herein and their cost to a Trust are the same. The value of the Securities is determined as set forth under "Public Offering -- Offering Price." The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $10,000,000 which has been deposited with the Trustee.

2 Each Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs, which will be deferred and charged off over the initial offering period. Organizational and offering costs have been estimated based on a projected Trust size of $5,000,000, $5,000,000 and $4,000,000 for the Power Five Series 2, Power Ten Series 2 and Illinois Big Ten Series 8, respectively. To the extent a Trust is larger or smaller, the estimate will vary.

3 Represents the aggregate amount of mandatory distributions of $35.00 per 100 units payable in monthly installments on the 1st day of each month from January, 1998 through November, 1998 and January, 1999 through November, 1999. Distributions will be made to an account maintained by the Trustee from which the Unitholder's Deferred Sales Charges obligation to the Sponsor will be satisfied. If Units are redeemed prior to November 1, 1999, the remaining portion of the distribution applicable to such Units will be transferred to such account on the redemption date. See "Rights of Unitholders -- Redemption of Units."

4 The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering -- Offering Price" and "Public Offering -- Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions in excess of this amount, the sales charge is reduced (see "Public Offering -- General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net amount applicable to Unitholders remains unchanged.

5 Gross underwriting commission includes a deferred sales charge of $.35 per Unit.

              DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14
                            STATEMENTS OF NET ASSETS
 AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT, NOVEMBER 4, 1997

                                                                           Minnesota     Missouri      Pacific
                                                                           Big Ten       Big Ten         Ten
                                                                           Series 9      Series 8      Series 4
                                                                           --------      --------      --------
INVESTMENT IN SECURITIES
Contracts to Purchase Securities(1).....................................   $150,035      $150,784      $150,294
Organizational and Offering Costs(2)....................................     14,629        11,476        19,507
                                                                           --------      --------      --------
       Total............................................................   $164,664      $162,260      $169,801
                                                                           ========      ========      ========
LIABILITY AND INTEREST OF UNITHOLDERS
Liabilities --
Accrued Organizational and Offering Costs(2)............................   $ 14,629      $ 11,476      $ 19,507
Payment of Deferred Portion of Sales Charge(3)..........................      5,304         5,331         5,313
                                                                           --------      --------      --------
       Total Liabilities................................................   $ 19,933      $ 16,807      $ 24,820
    Interest of Unitholders 15,155, 15,231 and 15,181 Units,
    respectively, of fractional undivided interest outstanding:.........
Cost to Investors(4)....................................................   $151,550      $152,310      $151,810
Gross Underwriting Commission(4),(5)....................................     (6,819)       (6,857)       (6,829)
                                                                           --------      --------      --------
Net Amount Applicable to Unitholders....................................   $144,731      $145,453      $144,981
                                                                           --------      --------      --------
       Total............................................................   $164,664      $162,260      $169,801
                                                                           ========      ========      ========

1 The aggregate value of the Securities listed under "Portfolio" herein and their cost to a Trust are the same. The value of the Securities is determined as set forth under "Public Offering -- Offering Price." The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $10,000,000 which has been deposited with the Trustee.

2 Each Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs, which will be deferred and charged off over the initial offering period. Organizational and offering costs have been estimated based on a projected Trust size of $4,000,000, $3,000,000 and $5,000,000 for Minnesota Big Ten Series 9, Missouri Big Ten Series 8 and Pacific Ten Series 4, respectively. To the extent a Trust is larger or smaller, the estimate will vary.

3 Represents the aggregate amount of mandatory distributions of $35.00 per 100 units payable in monthly installments on the 1st day of each month from January, 1998 through November, 1998 and January, 1999 through November, 1999. Distributions will be made to an account maintained by the Trustee from which the Unitholder's Deferred Sales Charges obligation to the Sponsor will be satisfied. If Units are redeemed prior to November 1, 1999, the remaining portion of the distribution applicable to such Units will be transferred to such account on the redemption date. See "Rights of Unitholders -- Redemption of Units."

4 The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering -- Offering Price" and "Public Offering -- Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions in excess of this amount, the sales charge is reduced (see "Public Offering -- General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net amount applicable to Unitholders remains unchanged.

5 Gross underwriting commission includes a deferred sales charge of $.35 per Unit.

                        POWER FIVE EQUITY TRUST, SERIES 2
 SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: NOVEMBER 4, 1997

                                           Number                             Price Per     Cost of      Current
                                             of        % of        Annual     Share to     Securities   Dividend
Issuer(1)                                  Shares     Trust(5)   Dividend(4)   Trust(2)    to Trust(2)   Yield(3)
---------                                  ------     --------   -----------  ---------    -----------   --------
Philip Morris Cos. Inc.                      741       20.00%       1.60       41.5625        30,798      3.85%
International Paper Company                  640       19.98%       1.00       48.0625        30,760      2.08%
AT&T Corp.                                   600       19.46%       1.32       49.9375        29,963      2.64%
E.I. DuPont De Nemours & Co.                 518       20.14%       1.26       59.8750        31,015      2.10%
Eastman Kodak Co.                            497       20.42%       1.76       63.2500        31,435      2.78%
                                                       ------                                 ------
       Total                                          100.00%                                153,971
                                                      =======                                =======

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 67.

                        POWER TEN EQUITY TRUST, SERIES 2
 SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: NOVEMBER 4, 1997

                                          Number                               Price Per      Cost of    Current
                                            of         % of        Annual      Share to     Securities   Dividend
Issuer(1)                                 Shares      Trust(5)   Dividend(4)    Trust(2)    to Trust(2)  Yield(3)
---------                                 ------      --------   -----------   ---------    -----------  --------
Philip Morris Cos. Inc.                     390        10.63%        1.60       41.5625        16,209     3.85%
J.P. Morgan & Co.(7)                         67         5.00%        3.52      114.3125         7,659     3.08%
General Motors Corp.                        240        10.59%        2.00       67.2500        16,140     2.97%
Eastman Kodak Co.                           261        10.83%        1.76       63.2500        16,508     2.78%
Chevron Corporation                         184        10.46%        2.32       86.6875        15,951     2.68%
AT&T Corp.                                  318        10.44%        1.32       49.9375        15,880     2.64%
Exxon Corp.                                 252        10.29%        1.64       62.2500        15,687     2.63%
Minnesota Mining &
    Manufacturing Co.                       172        10.42%        2.12       92.1875        15,857     2.30%
International Paper Company                 338        10.66%        1.00       48.0625        16,245     2.08%
E.I. DuPont De Nemours & Co.                272        10.68%        1.26       59.8750        16,286     2.10%
                                                       ------                                  ------
       Total                                          100.00%                                 152,422
                                                      =======                                 =======

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 67.

                     ILLINOIS BIG TEN EQUITY TRUST, SERIES 8
 SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: NOVEMBER 4, 1997

                                         Number                              Price Per     Cost of     Current
                                           of        % of        Annual      Share to     Securities   Dividend
Issuer(1)                                Shares     Trust(5)   Dividend(4)    Trust(2)    to Trust(2)  Yield(3)
---------                                ------     --------   -----------   ---------    -----------  --------
People's Energy Corporation                411       9.84%       1.88        35.8750        14,745      5.24%
UNR Industries Inc.                      2,927      10.01%       0.25         5.1250        15,001      4.88%
Unitrin, Inc.                              232      10.05%       2.40        64.9375        15,066      3.70%
Nicor, Inc.                                384       9.91%       1.40        38.6875        14,856      3.62%
Lawter International, Inc.               1,304       9.90%       0.40        11.3750        14,833      3.52%
Arthur J. Gallagher & Company              421      10.25%       1.24        36.5000        15,367      3.40%
Ameritech Corporation                      228       9.98%       2.26        65.6250        14,963      3.44%
Hollinger International, Inc.
    (Class A)                            1,148       9.96%       0.40        13.0000        14,922      3.08%
AMOCO Corporation                          160       9.99%       2.80        93.4375        14,950      3.00%
Waste Management Inc.                      638      10.11%       0.68        23.7500        15,153      2.86%
                                                    ------                                  ------
       Total                                       100.00%                                 149,856
                                                   =======                                 =======

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 67.

                    MINNESOTA BIG TEN EQUITY TRUST, SERIES 9
 SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: NOVEMBER 4, 1997

                                        Number                               Price Per     Cost of     Current
                                          of          % of        Annual     Share to    Securities    Dividend
Issuer(1)                               Shares       Trust(5)   Dividen(4)   Trust(2)    to Trust(2)   Yield(3)
---------                               ------       --------   ----------   --------    -----------   --------
Deluxe Corporation                        455         9.89%        1.48       32.6250       14,844      4.54%
Jostens, Inc.                             629         9.98%        0.88       23.8125       14,978      3.70%
General Mills, Inc.                       224        10.07%        2.12       67.4375       15,106      3.14%
SUPERVALU, Inc.                           402        10.03%        1.04       37.4375       15,050      2.78%
International Multifoods
    Corporation                           497         9.88%        0.80       29.8125       14,817      2.68%
St. Paul Companies, Inc.                  187         9.99%        1.88       80.1250       14,983      2.35%
Minnesota Mining &
    Manufacturing Co.                     163        10.02%        2.12       92.1875       15,026      2.30%
Polaris Industries, Inc.                  484         9.98%        0.64       30.9375       14,974      2.07%
Bemis Company                             387        10.04%        0.80       38.9375       15,069      2.05%
Hormel Foods Corp.                        500        10.12%        0.62       30.3750       15,188      2.04%
                                                     ------                                 ------
       Total                                        100.00%                                150,035
                                                    =======                                =======

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 67.

                     MISSOURI BIG TEN EQUITY TRUST, SERIES 8
 SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: NOVEMBER 4, 1997

                                        Number                                Price Per     Cost of     Current
                                          of          % of        Annual      Share to     Securities   Dividend
Issuer(1)                               Shares       Trust(5)   Dividend(4)    Trust(2)    to Trust(2)  Yield(3)
---------                               ------       --------   -----------   ---------    -----------  --------
Brown Group, Inc.                         968         9.95%        1.00        15.5000        15,004     6.45%
Laclede Gas Company                       591         9.77%        1.30        24.9375        14,738     5.21%
Anheuser-Busch Companies, Inc.            368        10.04%        1.04        41.1250        15,134     2.53%
Magna Group, Inc.                         375        10.01%        1.00        40.2500        15,094     2.48%
Mercantile Bancorporation                 304         9.98%        1.15        49.5000        15,048     2.32%
May Department Stores Company             273        10.04%        1.20        55.4375        15,134     2.16%
H&R Block, Inc.                           400        10.10%        0.80        38.0625        15,225     2.10%
CPI Corp.                                 556        10.16%        0.56        27.5625        15,325     2.03%
Emerson Electric Company                  279         9.97%        1.08        53.8750        15,031     2.00%
Kansas City Life Insurance Company        173         9.98%        1.76        87.0000        15,051     2.02%
                                                      -----                                   ------
       Total                                        100.00%                                  150,784
                                                    =======                                  =======

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 67.

                       PACIFIC TEN EQUITY TRUST, SERIES 4
 SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 14) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: NOVEMBER 4, 1997


                                       Number                                Price Per      Cost of
                                         of         % of         Annual       Share to     Securities        Market
Issuer(1)                              Shares      Trust(5)    Dividend(4)    Trust(2)     to Trust(2)  Capitalization(6)
---------                              ------      --------    -----------   ---------     -----------  -----------------
Microsoft Corporation                   113         10.08%        0.00        134.1250      15,156        $161,889
Intel Corporation                       191          9.99%        0.12         78.6250      15,017        $128,395
Hewlett-Packard Company                 238         10.06%        0.56         63.5000      15,113        $ 65,970
Disney (Walt) Company                   177         10.07%        0.53         85.5000      15,134        $ 57,724
Cisco Systems, Inc.                     179         10.09%        0.00         84.7500      15,170        $ 56,962
Chevron Corporation                     175         10.09%        2.32         86.6875      15,170        $ 56,753
BankAmerica Corporation                 204          9.95%        1.22         73.3125      14,956        $ 51,202
Oracle Corporation                      411          9.81%        0.00         35.8750      14,745        $ 35,175
Boeing Company                          311          9.87%        0.56         47.6875      14,831        $ 47,747
Atlantic Richfield Company              179          9.99%        2.85         83.8125      15,002        $ 26,887
                                                    ------                                 -------
       Total                                       100.00%                                 150,294
                                                   =======                                 =======

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 67.

Notes to Schedule of Investments

1 All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on November 3, 1997 and are expected to settle on November 6, 1997. The aggregate purchase price (excluding commissions) for the securities deposited in each Trust is $153,971, $152,422, $149,856, $150,035, 150,784 and 150,294
     respectively. The gain to the Sponsor in connection with the deposit of each Trust is $3,979, $2,401, $368, $149, $936 and $358, respectively.

2 The market value of each of the Securities is based on the aggregate underlying value of the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities on the business day prior to the Initial Date of Deposit).

3 Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual dividend received on that Security and dividing the result by that Security's market value as of the close of trading on November 3, 1997.

4 Based on the latest quarterly or semi-annual dividend received. There can be no assurance that future dividend payments, if any, will be maintained at the indicated amount.

5    Based on Cost of Securities to Trust.

6 Market Capitalization is in millions of dollars and is based on the market value as of the close of trading on November 3, 1997.

7 Because this stock is of a securities-related issuer, initial purchases do not exceed 5% of the Trust's total assets; purchases of each of the other stocks have been increased correspondingly.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, THE SPONSOR OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

               TABLE OF CONTENTS

TITLE                                          PAGE
Summary of Essential Financial Information.......5
The Trust........................................9
Objectives and Securities Selection.............11
Hypothetical Performance Information............13
Trust Portfolio.................................24
Risk Factors....................................35
Taxation........................................37
Trust Operating Expenses........................42
Public Offering.................................43
Rights of Unitholders...........................47
Trust Administration............................55
Other Matters...................................60
Report of Independent Auditors..................61
Statements of Net Assets........................62
Schedule of Investments.........................64
Notes to Schedule of Investments................67

THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE FUND AND THE SPONSOR, BUT DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

WHEN UNITS OF THE TRUSTS ARE NO LONGER AVAILABLE, OR FOR INVESTORS WHO WILL REINVEST INTO SUBSEQUENT SERIES OF THE TRUSTS, THIS PROSPECTUS MAY BE USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE SERIES; IN WHICH CASE INVESTORS SHOULD NOTE THE FOLLOWING: INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

UIT-EQPR14 (11/97) AF 11/97


                                   PROSPECTUS

                     --------------------------------------

                                November 4, 1997


                            DELAWARE - VOYAGEUR UNIT
                                INVESTMENT TRUST,
                                    SERIES 14

                            POWER FIVE EQUITY TRUST,
                                    SERIES 2

                             POWER TEN EQUITY TRUST,
                                    SERIES 2

                         ILLINOIS BIG TEN EQUITY TRUST,
                                    SERIES 8

                         MINNESOTA BIG TEN EQUITY TRUST,
                                    SERIES 9

                         MISSOURI BIG TEN EQUITY TRUST,
                                    SERIES 8

                            PACIFIC TEN EQUITY TRUST,
                                    SERIES 4


                     --------------------------------------

                               DELAWARE MANAGEMENT
                                  COMPANY, INC.
                               ONE COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19103


                    PLEASE RETAIN THIS PROSPECTUS FOR FUTURE
                                   REFERENCE.

                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:

              The facing sheet of Form S-6
              The Cross-Reference Sheet
              The Prospectus
              The signatures

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Unit Investment Trust Series 9 and Certain Subsequent Series, dated May 6, 1997 among Voyageur Fund Managers, Inc., as Sponsor and The Chase Manhattan Bank, as Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-20971) filed on behalf of Delaware-Voyageur Unit Investment Trust Series
              9).

1.2 Form of Trust Agreement for Delaware-Voyageur Unit Investment Trust, Series 14.

2. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Taxation" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered.

3.1 Opinion of counsel as to New York income tax status of securities being registered.

3.2           Opinion of counsel as to advancement of funds by Trustee.

4.            Consent of The Chase Manhattan Bank.

5. Financial Data Schedules filed hereto electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T.

6.            Consent of Ernst & Young LLP.

                                   SIGNATURES

         The Registrant, Delaware-Voyageur Unit Investment Trust, Series 14, hereby identifies Delaware-Voyageur Unit Investment Trust, Series 4 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Securities and Exchange Commission or the staff; and
(3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware-Voyageur Unit Investment Trust, Series 14, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 4th day of November, 1997.

                         Delaware-Voyageur Unit Investment Trust, Series 14
                                  (Registrant)

                         By:  Delaware Management Company, Inc.
                                 (Depositor)

                         By: /s/ George M. Chamberlain, Jr.
                                 Senior Vice President and Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on by the following person in the capacity indicated and on November 4, 1997.

      SIGNATURE               TITLE

________________________      President, Chief Executive Officer and Chief
Wayne A. Stork                Investment Officer


________________________      Executive Vice President, Chief Operating
David K. Downes               Officer, Chief Financial Officer and
                              Treasurer

________________________
George M. Chamberlain, Jr.    Senior Vice President, Secretary and Director

________________________
Richard G. Unruh              Director